UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

---------------------------------------------x
In the Matter of	)	Amendment #1 to Application Pursuant to
	)	Section 6(c) of the Investment Company Act of
	)	1940, as amended (the “Act”) for an Order of
The Vanguard Group, Inc.	)	Exemption from Sections 2(a)(32), 18(f)(1),
Vanguard Bond Index Funds	)	18(i), and 22(d) of the Act and Rule 22c-1
and	)	under the Act, and Pursuant to Sections 6(c) and
Vanguard Marketing Corporation	)	17(b) of the Act for an Order of Exemption
	)	from Sections 17(a)(1) and 17(a)(2) of the Act
P.O. Box 2600)
Valley Forge, PA 19482)
)
---------------------------------------------x		File No. 812- 13725

As filed with the Securities and Exchange Commission on
August 4, 2010

Direct all written and oral communications concerning this Application to:

Barry A. Mendelson
The Vanguard Group, Inc.
Mail Stop V26
P.O. Box 2600
Valley Forge, PA 19482

Page 1 of 79 sequentially numbered pages (including exhibits)

TABLE OF CONTENTS
I.	INTRODUCTION		3
	A.	Summary of Application	3
	B.	Comparability of Relief Sought to Prior Relief Granted by the Commission	4

II.	THE APPLICANTS		7
	A.	Vanguard Bond Index Funds	7
	B.	The Vanguard Group, Inc	8
	C.	Vanguard Marketing Corporation	9

III.	APPLICANTS’ PROPOSAL		10
	A.	Reason for Proposal	10
	B.	The Issuance of an Exchange-Traded Class of an Actively Managed Fund	12
	C.	Portfolio Transparency	16
	D.	Funds’ Use of Derivatives	19
	E.	Purchasing Vanguard ETF Shares	20
	F.	Conversion of Conventional Shares to ETF Shares	24
	G.	Redemption of ETF Shares	29
	H.	Transaction Fee	30
	I.	Dividends and Dividend Reinvestment	31
	J.	Who Will Own the Fund’s ETF Shares?	33
	K.	Disclosure Documents and Marketing Pieces	34

IV.	IN SUPPORT OF THE APPLICATION		36
	A.	Benefits of the Proposal	36
	B.	Trading History of Similar Products	37
	C.	The Funds’ Use of Active Strategies Will Not Harm Shareholders	37

V.	RELIEF REQUESTED		44

VI.	DISCUSSION OF RELIEF REQUESTED		46
	A.	Section 6(c)	46
	B.	Section 2(a)(32)	47
	C.	Sections 18(f)(1) and 18(i)	48
	D.	Section 22(d) and Rule 22c-1	65
	E.	Sections 17(a)(1) and 17(a)(2)	67

VII.	CONDITIONS OF RELIEF		71

VIII.	CONCLUSION		73

EXHIBIT A- VERIFICATIONS AND AUTHORIZATIONS			75

Page 2 of 79 sequentially numbered pages (including exhibits)

I. INTRODUCTION

A. Summary of Application

       The Vanguard Group, Inc. (“VGI”), Vanguard Bond Index Funds (“Bond Index

Trust” or “Trust”) and Vanguard Marketing Corporation (“VMC” or the “Distributor”)

(collectively, the “Applicants”) hereby file this amended and restated application

(“Application”) with the U.S. Securities and Exchange Commission (“Commission”) for an

order pursuant to section 6(c) of the Investment Company Act of 1940 (the “Act”) granting exemptions from sections 2(a)(32), 18(f)(1), 18(i), and 22(d) of the Act and Rule 22c-1 under the Act, and pursuant to sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and 17(a)(2) of the Act (the “Order”). This Application seeks relief for

Vanguard Inflation Protected Securities Fund (the “Initial Fund”), a series of Bond Index

Trust, and for any series of open-end management investment companies registered under the

Act, currently existing or created in the future, whether or not series of Bond Index Trust, that utilize active management investment strategies, and that offer an exchange-traded class of shares (a “Future Fund” and together with the Initial Fund, the “Funds”). Any Future Fund

(a) will be advised by VGI, or an entity controlled by or under common control with VGI,

and (b) will comply with the terms and conditions of this Application.1 The requested Order would permit, among other things:

_______________________________

1 All entities that currently intend to rely on the requested Order are named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of this Application.

Page 3 of 79 sequentially numbered pages (including exhibits)

■ the Funds to issue a new class of shares that can be traded on a national securities exchange (as defined in section 2(a)(26) of the Act) (an “Exchange”) at negotiated market prices rather than at net asset value (“NAV”);

■ the new class of exchange-traded shares (“ETF Shares”)2 to be redeemable in large aggregations only;

■ certain affiliated persons of the Funds to buy securities from and sell securities to the

   Funds in connection with the in-kind purchase and redemption of ETF Shares;

B. Comparability of Relief Sought to Prior Relief Granted by the Commission

       The relief requested in this Application is similar to the relief granted by the

Commission to various Vanguard applicants in December 2000 (the “Original Vanguard

Domestic Stock Index ETF Order”),3 December 2003 (the “Amended Vanguard Domestic

Stock Index ETF Order”),4 December 2003 (the “Vanguard International Stock Index ETF

Order”),5 and March 2007 (the “Vanguard Bond Index ETF Order”).6 These orders

_______________________________
2 As used throughout this Application, the term “ETF” is an abbreviation for “exchange-traded fund.”

3 Vanguard Index Funds, et al., File No. 812-12094, Investment Company Act Release Nos. 24680
(Oct. 6, 2000) (notice), and 24789 (Dec. 12, 2000) (order). The application related to the Original
Vanguard Domestic Stock Index ETF Order shall be referred to herein as the “Original Vanguard
Domestic Stock Index ETF Application.”

4Vanguard Index Funds, et al., File No. 812-12912, Investment Company Act Release Nos. 26282
(Dec. 2, 2003) (notice) and 26317 (Dec. 29, 2003) (order). The application related to the Amended
Vanguard Domestic Stock Index ETF Order shall be referred to herein as the “Amended Vanguard
Domestic Stock Index ETF Application.”

5 Vanguard International Equity Index Funds, et al., File No. 812-12860, Investment Company Act
Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order). The application related to the International Vanguard Stock ETF Order shall be referred to herein as the
“International Vanguard Stock ETF Application.”

6 Vanguard Bond Index Funds, et al., File No. 812-13336, Investment Company Act Release Nos. 27750
(March 9, 2007)(notice) and 27773 (April 2, 2007)(order). The application related to the Vanguard Bond Index
ETF Order shall be referred to herein as the “Vanguard Bond Index ETF Application.” Collectively, the

Page 4 of 79 sequentially numbered pages (including exhibits)

collectively are referred to herein as the “Prior Vanguard ETF Orders.” Pursuant to the Prior

Vanguard ETF Orders, 46 Vanguard funds currently issue a class of ETF Shares that trade on an Exchange.

       The Prior Vanguard ETF Orders relate only to Vanguard index funds. This

Application differs from the Prior Vanguard ETF Applications in that it seeks relief to permit a Vanguard actively managed fund to issue a class of exchange-traded shares. The

Commission previously has issued relief permitting actively managed funds to issue exchange-traded shares, but not as part of a multiple-class structure.7

       As was the case with the Prior Vanguard ETF Applications, the relief requested in this Application differs from non-Vanguard precedent in that Applicants are requesting relief from Sections 18(f)(1) and 18(i) of the Act to structure their ETFs as a separate share class of multiple-class funds.8 Please note that the request for relief in this Application raises issues not raised in the Prior Vanguard ETF Applications because the Funds herein will not seek returns that match or correlate to the performance of a benchmark index, but rather will seek to achieve their investment objective by implementing an active investment management strategy.

_______________________________
Original Vanguard Domestic Stock Index ETF Application, the Amended Vanguard Domestic Stock
Index ETF Application, the Vanguard International Stock Index ETF Application, and the Vanguard
Bond Index ETF Application shall be referred to herein as the “Prior Vanguard ETF Applications.”

7 E.g., Claymore Exchange-Traded Fund Trust 3, et al., Investment Company Act Release Nos. 229265 (April
23, 2010) (notice) and 29271 (May 18, 2010) (order); Pacific Investment Management Company LLC, et al.,
Investment Company Act Release Nos. 28949 (Oct. 20, 2009) (notice) and 28993 (Nov. 10, 2009) (order);
Grail Advisors, LLC, et al., Investment Company Act Release Nos. 28571 (Dec. 23, 2008)(notice) and 28604
(Jan. 16, 2009)(order); see also footnote 19 citing additional ETF exemptive orders.

8 Section 18(f)(1) prohibits a fund from issuing a class of senior security. Section 18(i) provides that all shares of stock issued by a fund must have equal voting rights. See infra Part VI.C.

Page 5 of 79 sequentially numbered pages (including exhibits)

       In a 2006 exemptive order, the Commission granted certain Vanguard applicants relief from Sections 12(d)(1)(A) and (B) (the “Vanguard 12(d)(1) Order”).9 The order permits: (i) certain management investment companies and unit investment trusts (“Investing

Funds”) to acquire shares of a Vanguard fund that issues ETF Shares (a “Vanguard ETF”)

beyond the limits otherwise permitted in Section 12(d)(1)(A) and (B), and (ii) a Vanguard

ETF to sell its shares, or VMC or a broker-dealer registered under the Securities Exchange

Act of 1934 (“Exchange Act”) to sell a Vanguard ETF’s shares, to an Investing Fund beyond the limits otherwise permitted in Section 12(d)(1)(B).10 The Vanguard 12(d)(1) Order

included “future relief,” i.e., it extended to (among others) funds then in existence that in the future commence issuing ETF Shares, so long as those funds (i) are open-end management investment companies in the same “group of investment companies,” within the meaning of

Section 12(d)(1)(G)(ii) of the Act, as the applicant funds, (ii) are advised by VGI, and (iii)

comply with the terms and conditions of the application. The Funds meet all of these standards. Neither the Vanguard 12(d)(1) Order nor the accompanying application and notice of application indicates whether future relief was intended to extend to actively managed funds, since such funds did not yet exist. That said, there is nothing inherent in the nature of the relief granted from Section 12(d)(1) that would militate against extending it to actively managed funds that have been approved by the Commission. Indeed, the Commission has granted Section 12(d)(1) relief to actively managed exchange-traded funds.11 Accordingly, if
_______________________________
9 Vanguard Index Funds, et al., File No. 812-13157, Investment Company Act Release Nos. 27314 (May 5,
2006) (notice) and 27386 (May 31, 2006) (order).

10 The order also includes ancillary relief from Section 17(a).

11 See, e.g., Grail Advisors, LLC, et al., cited supra footnote 7; WisdomTree Trust, et al., cited infra footnote
18.

Page 6 of 79 sequentially numbered pages (including exhibits)

the Commission grants the relief requested herein, Applicants intend to interpret the

Vanguard 12(d)(1) Order to encompass the Funds.

II. THE APPLICANTS

A. Vanguard Bond Index Funds

       Bond Index Trust12 was originally organized in 1986 as a Maryland corporation and was reorganized as a Delaware statutory trust in 1998. The Trust, which currently consists of six separate investment portfolios including the Initial Fund, is registered with the

Commission as an open-end management investment company.

       The Initial Fund seeks to provide inflation protection and income consistent with investment in inflation-indexed securities. To achieve its investment objective, the Initial

Fund invests at least 80% of its assets in inflation-indexed bonds issued by the U.S.

government, its agencies and instrumentalities, and corporations. The Initial Fund may invest in bonds of any maturity; however, its dollar-weighted average maturity is expected to be in the range of 7 to 20 years. All bonds purchased by the Initial Fund will be rated “investment grade.”

       VGI, the Initial Fund’s investment adviser, buys and sells securities based on its judgment about issuers, the prices of the securities, and economic factors. VGI uses the

Barclays Capital U.S. Treasury Inflation Protected Securities Index as a benchmark for the

Initial Fund’s performance, but the Initial Fund’s average maturity and mix of bonds may differ from those of the Index. This may occur, for example, when VGI sees an opportunity

_______________________________

12 Notwithstanding the name of the Trust, the Initial Fund is not, and no Future Fund will be, an index fund.

Page 7 of 79 sequentially numbered pages (including exhibits)

to enhance returns. VGI may review and change the securities held by the Initial Fund and

Future Funds (“Portfolio Securities”) as frequently as daily.

       The Initial Fund’s organizational documents permit the Fund to issue shares of different classes. Currently, the Initial Fund offers three classes of shares. Investor Shares are for the typical retail investor; they require a minimum investment of $3,000. Admiral

Shares are for high-balance and/or long-tenured retail accounts; they require a minimum investment of $100,000, or $50,000 for those who have owned shares of the same fund for ten years and are registered users of vanguard.com. Institutional Shares require a minimum investment of $5 million. Investor, Admiral, and Institutional Shares are collectively referred to herein as “Conventional Shares” and holders of Conventional Shares are referred to as

“Conventional Shareholders.”

       Future Funds may invest in stocks, bonds, money market instruments, commodities,

futures or other derivatives on any of the foregoing (within the constraints discussed in Part

III.D below), or investment companies that invest in any of the foregoing (within the constraints of Section 12(d)(1) of the Act or any order exempting the Funds from that provision). These instruments may be issued by U.S.-based or foreign issuers and may be purchased and sold in the U.S. or in other countries.

B. The Vanguard Group, Inc.

       VGI is a Pennsylvania corporation that is wholly and jointly owned by 35 registered investment companies that offer, in the aggregate, more than 150 distinct investment portfolios (each, a “Vanguard Fund”). This “mutual” ownership structure is unique in the mutual fund industry. VGI is a registered investment adviser under the Investment Advisers

Page 8 of 79 sequentially numbered pages (including exhibits)

Act of 1940 and a registered transfer agent under the Exchange Act. The company provides each of the Vanguard Funds, at cost, with corporate management, administrative, transfer agency, and (through Vanguard Marketing Corporation, a wholly-owned subsidiary)

distribution services. It also provides advisory services, at cost, to certain of the Vanguard

Funds, including the Initial Fund.

       VGI employs a supporting staff of management and administrative personnel needed to provide the requisite services, and also provides the Vanguard Funds with furnishings and equipment. Pursuant to exemptive orders issued by the Commission in 1975 and 1981, each

Vanguard Fund, including the Initial Fund, pays its share of VGI’s total expenses pursuant to allocations approved by the board of trustees of each Vanguard Fund.13 In addition, each

Vanguard Fund bears its own direct expenses such as legal, auditing, and custodian fees.

       As of June 30, 2010, VGI managed 46 funds that offer an ETF share class, with total

ETF assets of approximately $103 billion.14

C. Vanguard Marketing Corporation

VMC, a wholly owned subsidiary of VGI and a registered broker-dealer under the

Exchange Act, provides distribution and marketing services for the Vanguard Funds,

including the Initial Fund.

_______________________________

13 See infra footnotes 63-64 and accompanying text.

14 On June 24, 2010, VGI filed registration statements for 20 new ETFs, which are expected to become effective in the coming months. All of these ETFs, like the 46 ETFs currently in existence, are index funds and are not affected by this Application.

Page 9 of 79 sequentially numbered pages (including exhibits)

III. APPLICANTS’ PROPOSAL

A. Reason for Proposal

       Applicants wish to make available, in response to market demand, investment company securities that provide intra-day liquidity and low-cost exposure to an actively managed portfolio of inflation-protected securities. The board of trustees of Bond Index

Trust has approved the creation of a new class of shares – ETF Shares – for the Initial Fund that would be listed for trading on an Exchange.

       Applicants expect ETF Shares of the Initial Fund to appeal to broker-dealers,

investment advisers, financial planners, and others acting as intermediaries on behalf of clients. Many intermediaries will not purchase mutual funds for their clients unless the funds compensate the intermediary for its services, but do not impose the same requirement on

ETFs. Because the Vanguard Funds do not pay intermediaries for distribution, ETF Shares provide a way for the Vanguard Funds to reach investors they otherwise could not.

       In addition, Applicants expect that ETF Shares, because they can be bought and sold continuously throughout the day, will appeal to tactical and other short-term traders who prefer to buy and sell an exchange-traded share class rather than the existing conventional classes of shares, which can be bought and sold only at a price calculated once a day. There are clear benefits to moving transactions by short-term traders onto an Exchange. The most important benefit is that transactions effected on an Exchange between secondary market buyers and sellers would not involve the Funds, and therefore would not disrupt the Funds’

portfolio management or cause the Funds to incur any transaction costs.

Page 10 of 79 sequentially numbered pages (including exhibits)

       Creating an exchange-traded share class of a Fund is preferable to creating an entirely new exchange-traded clone fund, for several reasons. First, creating a separate fund would create additional overhead costs; a new class can be run for less than a new fund. Second,

assets held in the Fund’s non-ETF share classes will provide economies of scale and opportunities for greater diversification that will improve the Fund’s ability to achieve its investment objective. Third, redemptions from the ETF class will be fulfilled in kind by selecting the lowest cost lots of each security distributed. This will benefit shareholders by reducing the unrealized capital gains that may, at times, exist in the Fund, thereby reducing the realized capital gains eventually distributed to shareholders.15

       Applicants believe that offering ETF Shares of an actively managed fund would provide significant benefits to investors and that a grant of relief would be consistent with

Section 6(c) of the Act. Applicants believe that the ETF Shares would provide the following benefits, among others:

 ■ Provide investors with exposure to the diversification and potentially above-

      market return opportunities offered by an actively managed ETF, as contrasted with index ETFs, which offer only index-limited market exposure and index-

      tracking returns;

 ■ Provide investors with low-cost exposure to an actively managed portfolio of securities, through ETF Shares that can be traded throughout the day at prices that reflect immediate market conditions rather than end-of-day prices;

_______________________________

15 Because most of the return on investment-grade bonds comes in the form of coupon income rather than price appreciation, the ability to reduce capital gains through in-kind redemptions is not as important for a bond fund as it is for an equity fund.

Page 11 of 79 sequentially numbered pages (including exhibits)

 ■ Provide investors with an opportunity to obtain through their brokerage or advisory relationships a diversified portfolio of securities selected by VGI with significantly lower transaction costs than if they purchased individual securities;

 ■ Provide short-term investors with an investment option that will not disrupt the portfolio management of the Fund; and

 ■ Provide a security that should be freely available in response to market demand.

B. The Issuance of an Exchange-Traded Share Class of an Actively Managed Fund

     Applicants propose that the Funds issue ETF Shares, which will be listed and traded on an Exchange. Except as set forth in Part VI.C below, the Funds will comply in all respects with Rule 18f-3 under the Act, which permits an open-end investment company to issue more than one class of shares. Before a Fund first issues ETF Shares, the Vanguard Funds’

multiple class plan will be amended to reflect that issuance. The Fund’s board of trustees,

including a majority of the trustees who are not interested persons, as defined in Section

2(a)(19) of the Act (“Disinterested Trustees”), will determine that the allocation of distribution expenses among the classes of Conventional Shares and ETF Shares in accordance with the Multi-Class Distribution Formula (described in Part VI.C.2) is in the best interests of each class and of the Fund as a whole. A similar determination will be made by the board of any Vanguard Fund whose expense ratio may be affected by the allocation of distribution expenses to the ETF Share class in accordance with the Multi-Class Distribution

Formula.

Page 12 of 79 sequentially numbered pages (including exhibits)

       Except in connection with the Conversion Privilege (see Part III.F below) and the liquidation of a Fund or its ETF Share class, the Funds will issue and redeem ETF Shares only in aggregations of a specified number (“Creation Units”). Purchasers of Creation Units will be able to separate the Creation Units into individual ETF Shares. For the Initial Fund,

Applicants anticipate that a Creation Unit will have an initial value of $2.5-10 million and that the number of ETF Shares in a Creation Unit will be between 50,000 and 100,000.

These numbers could be higher or lower for Future Funds, but in no event will the number of

ETF Shares in a Fund’s Creation Unit be less than 25,000.

       Applicants note that, for the most part, their proposal -- the creation and issuance by an investment company of shares that individually trade on an Exchange, but that in large aggregations can be purchased from and redeemed with the issuing investment company -- is no longer novel. The Commission since 1992 has considered and approved dozens of such proposals. Some of these products have been trading publicly for years, and Applicants are not aware of any abuses associated with them. Indeed, several of the products have been so embraced by investors that they routinely are among the highest volume securities on the

Exchanges on which they trade. The separate share class aspect of the proposal also is not novel, the Commission having granted Vanguard numerous exemptive orders that incorporate the concept.16

       Even the actively managed aspect of Applicants’ proposal has been previously considered by the Commission. In 2001, the Commission published a concept release

_______________________________

16 See supra footnotes 3-6 and accompanying text.

Page 13 of 79 sequentially numbered pages (including exhibits)

seeking guidance on how it should treat actively managed ETFs (the “Concept Release”)17

Shortly thereafter, the Commission began issuing exemptive orders that permitted the creation of ETFs that tracked quantitative indexes, a half-way step toward actively managed

ETFs. In February 2008, the Commission issued its first exemptive orders permitting actively managed ETFs18 and has issued many other such orders since then.19 In the case of both the quantitatively indexed and actively managed ETFs, the Commission’s willingness to grant relief was premised on applicants’ representation that the ETF would disclose all of its portfolio holdings daily, i.e., that the ETF would be “fully transparent.” Applicants herein make the same representation. See Part VII, Condition 8.

       Each Fund will list its ETF Shares on a domestic Exchange and comply with all applicable rules of that Exchange. The Exchange will designate one or more member firms to act as a specialist (also known as a lead market maker or designated liquidity provider) (the

“Specialist”) and maintain a market for the ETF Shares that trade on the Exchange.20 The

ETF Shares will trade on the Exchange in a manner similar to the ETF Shares currently offered by dozens of Vanguard funds as well as hundreds of other exchange-traded funds.

_______________________________

17 SEC Concept Release: Actively Managed Exchange-Traded Funds, Investment Company Act Release No.
25258 (Nov. 8, 2001).

18 PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28140 (Feb. 1, 2008)
(notice) and 28171 (Feb. 27, 2008) (order); Bear Stearns Asset Management, Inc., et al., Investment Company
Act Release Nos. 28143 (Feb. 5, 2008) (notice) and 28172 (Feb. 27, 2008) (order); Barclays Global Advisors, et
al., Investment Company Act Release Nos. 28146 (Feb. 6, 2008) (notice) and 28173 (Feb. 27, 2008) (order);
WisdomTree Trust, et al., Investment Company Act Release Nos. 28147 (Feb. 6, 2008) (notice) and 28174
(Feb. 27, 2008) (order).

19 See supra footnote 7.

20 For more information on the role of the Specialist, see infra footnote 47.

Page 14 of 79 sequentially numbered pages (including exhibits)

       Bond Index Trust will file with the Commission an amendment to its registration statement to permit the Initial Fund to offer and sell ETF Shares in addition to Conventional

Shares. The various disclosure documents and marketing materials will describe the significant features of ETF Shares. See Part III.K below.

       Like the ETF Shares currently offered by Vanguard’s index funds, the ETF Shares offered by the actively managed Funds will be registered in book-entry form only; the Funds will not issue individual share certificates for ETF Shares. The Depository Trust Company

(“DTC”) or its nominee will be the record or registered owner of all outstanding ETF Shares.

Beneficial owners of ETF Shares (“ETF Shareholders”) will be shown on the records of DTC or a broker-dealer that is a participant in DTC (a “DTC Participant”). Any retail investor wishing to own ETF Shares must do so through an account maintained by a broker-dealer that is a DTC Participant or has a relationship with another broker-dealer that is a DTC

Participant.

       ETF Shareholders will receive all of the statements, notices, and reports required under the Act and other applicable laws. They will receive, for example, annual and semi-

annual fund reports, written statements accompanying dividend payments, proxy statements,

annual notifications detailing the tax status of fund distributions, Form 1099-DIVs, etc.

Some of these documents will be provided to ETF Shareholders by their brokers, while others will be provided by the Funds through the brokers. This arrangement is identical to that used by existing ETFs (both index-based and actively managed), and is similar to that used by mutual funds whose shares are owned through mutual fund supermarket intermediaries.

Page 15 of 79 sequentially numbered pages (including exhibits)

C. Portfolio Transparency

       Similar to other actively managed ETFs, Applicants have determined that full transparency of the Funds’ Portfolio Securities will promote efficient arbitrage activity in the

ETF Shares. Therefore, at the beginning of each day on which the Funds are open for business (“Business Day”), Applicants will disclose to the public the identities and quantities of each Fund’s Portfolio Securities as of the end of the prior Business Day that will form the basis for the Fund’s calculation of NAV as of the close of regular trading on the New York

Stock Exchange (“NYSE”), generally 4:00 p.m. Eastern Time.21 See Part VII, Condition 8.

       Each Business Day, VGI will publish free of charge on the Vanguard website (or provide a link to another website that will publish free of charge) the identities and quantities of each Fund’s Portfolio Securities and each Fund’s per share NAV, last-traded price, and the mid-point of the bid-ask spread at the time that the Funds’ NAVs are calculated (“Bid-Ask

Price”), all as of the prior Business Day. The identities and quantities of each Fund’s

Portfolio Securities may also be made available through unaffiliated third-party data vendors,

such as Reuters. As described below, the Exchange will disseminate every 15 seconds throughout the trading day through the facilities of the consolidated tape, the current market price of an ETF Share and, separately by the Exchange or other market information provider,

the IIV (as defined below in Part III.E.3) of an ETF Share.

_______________________________

21 Consistent with standard industry practice, the Fund’s NAV at the end of a Business Day is calculated based on its portfolio holdings as of the end of the previous Business Day. Accordingly, the Fund will be able to disclose at the beginning of each Business Day the portfolio holdings that will form the basis for the NAV calculation at the end of the day.

Page 16 of 79 sequentially numbered pages (including exhibits)

       Applicants are highly confident that the publication of each Fund’s Portfolio

Securities, combined with the basket construction techniques described below,22 will enable

Specialists and market makers to maintain reasonable spreads between the bid and ask prices of the Funds’ ETF Shares. Applicants do not believe that the ETF Shares will persistently trade in the secondary market at a significant premium or discount in relation to their NAV or that premiums or discounts will be greater than or last any longer than the temporary deviations between market price and NAV exhibited by currently available index ETFs.

       VGI has adopted policies prohibiting its employees from disclosing or using any non-

public information acquired through their employment, except as appropriate in connection with the rendering of services to the Vanguard Funds.

D. Funds’ Use of Derivatives

       On March 25, 2010, the Commission issued a press release announcing that its staff would be undertaking a review to evaluate the use of derivatives by mutual funds and ETFs,

and that “pending the review’s completion, the staff has determined to defer consideration of exemptive requests under the Investment Company Act to permit ETFs that would make significant investments in derivatives.” The press release noted that the deferral would “affect new and pending exemptive requests from certain actively-managed and leveraged ETFs”

and would not affect “any existing ETFs or other types of fund applications.”

       Applicants aver that the deferral does not apply to this Application because none of the Funds will “make significant investments in derivatives.” More specifically, Applicants

_______________________________

22 See supra footnote 29 and accompanying text.

Page 17 of 79 sequentially numbered pages (including exhibits)

represent that no Fund relying on the requested Order will invest more than 10% of its assets23 in derivatives based on the notional value of the derivative.24

       If in the future the Commission or its staff promulgates rules or guidance (“rules”) for derivates use by investment companies, the Funds will comply with those rules. See Part VII,

Condition 9. If those rules contain quantitative limits that are either lower or higher than the

10% standard set forth herein, the Funds will modify the 10% standard accordingly. If those rules contain no quantitative limits, the Funds will no longer be subject to the 10% limitation.

      One of the primary concerns the Commission has had about an investment company’s use of derivatives is leverage. The Commission generally views any instrument that exposes a fund’s shareholder to a risk of loss through leverage to be a “senior security” subject to section 18 of the Act.25 The Commission dealt with such instruments in a 1979 release26

(“Release 10666”) that predates the development of many derivatives commonly employed

_______________________________

23 See Investment Company Act Release No. 7221 (June 9, 1972), which provided staff guidance that futures contracts (and certain other instruments and trading practices) implicated section 18’s prohibitions against the issuance of senior securities, but that the staff would not object if an investment company entered into futures contracts if it maintained 300% asset coverage, segregated assets equal to the amount of the original margin deposit, and “[did] not invest in, or be contingently obligated in connection with, [futures] contracts in an amount exceeding 10% of its assets.”

24 The notional value of a derivative is the total value of the reference asset to which the derivative provides exposure. For example, a Treasury future might permit an investor to obtain exposure to $1 million worth of
Treasury securities for an investment of $30,000. In this example, $1 million is the notional value of the swap.

25 “The legislative history of the Act indicates that Congress intended Section 18, inter alia, to limit increases in the speculative character of junior securities issued by investment companies. Leveraging of an investment company’s portfolio through the issuance of senior securities and through borrowing magnifies the potential for gain or loss on monies invested and, therefore, results in an increase in the speculative character of the investment company’s outstanding securities.” Investment Company Act Release No. 10666 (April 18, 1979)
(footnotes omitted). Release 10666 concludes that “trading practices involving the use by investment companies of [certain instruments] for speculative purposes or to accomplish leveraging fall within the legislative purposes of Section 18.” The Release notes that “[l]everage exists when an investor achieves the right to a return on a capital base that exceeds the investment which he has personally contributed to the entity or instrument achieving a return.” Id. at footnote 5 (citing Hearings on S. 3580 before a Subcommittee of the Senate
Committee on Banking and Currency, 76th Cong., 3rd Sess. At 240 (1940)).

26 Release No. 10666, cited in preceding footnote.

Page 18 of 79 sequentially numbered pages (including exhibits)

by funds today. In Release 10666, the Commission determined that it would not treat a leveraged transaction as a senior security provided that the fund “covers” its obligations under the leveraged transaction by maintaining a “segregated account” with assets sufficient to satisfy 100% of the fund’s obligations under the leveraged transaction.27 The Commission noted that “only liquid assets, such as cash, U.S. government securities or other appropriate high grade debt obligations, should be placed in such segregated accounts.”

       In 1996, the Commission staff issued a no-action letter to Merrill Lynch that permitted segregated assets to include not only the specific instruments enumerated by the

Commission in Release 10666 (cash, U.S. government securities and other appropriate high grade debt obligations), but also any asset that is liquid and marked to market daily, including equity securities and non-investment grade debt.28 This position greatly increased the amount funds could invest in derivatives because most of a fund’s Portfolio Securities could be used to cover its derivatives positions.

       In order to assuage any concerns that a Fund’s investment in futures, options, or swaps will entail undue risk of leverage, Applicants agree to comply with the strict asset segregation requirements set forth in Release 10666 with respect to those instruments, and not on the more permissive standards of the Merrill Lynch no-action letter. In addition, if the

_______________________________

27 “A segregated account freezes certain assets of the investment company and renders such assets unavailable for sale or other disposition. If an investment company continues to engage in the described securities trading practices and properly segregates assets, the segregated account will function as a practical limit on the amount of leverage which the investment company may undertake and on the potential increase in the speculative character of its outstanding common stock. Additionally, such accounts will assure the availability of adequate funds to meet the obligations arising from such activities.” Id.

28 Merrill Lynch Asset Management, L.P., SEC No-Action Letter (July 2, 1996).

Page 19 of 79 sequentially numbered pages (including exhibits)

Commission or its staff promulgates new rules for derivatives use by investment companies,

the Funds will comply with those new rules. See Part VII, Condition 9.

E. Purchasing Vanguard ETF Shares

       The Funds will issue ETF Shares in Creation Units to Authorized Participants

(defined below in Part III.E.2) in exchange for an in-kind deposit of securities, together with a deposit of a specified cash payment described more fully below. The in-kind deposit for each Fund will consist of a basket of securities (the “Deposit Securities”) that generally correspond pro rata to the Fund’s Portfolio Securities.29 The identities and amounts of the

Deposit Securities will be determined by VGI and made available to Authorized Participants.

By requiring that purchase (and redemption) transactions involving ETF Shares be in kind,

rather than in cash, the Funds can minimize brokerage expenses and other transaction costs.30

       1. Pricing of ETF Shares

       The Funds will offer and sell Creation Units of ETF Shares on a continuous basis at the NAV per share next determined after receipt of an order in proper form. The NAV of

ETF Shares, like Conventional Shares, will be determined as of the close of regular trading on the NYSE on each day that the NYSE is open.

       Individual ETF Shares will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities. The price of ETF Shares trading on the

_______________________________

29 In limited circumstances, and only when the Adviser believes doing so would be in the best interests of a
Fund, a Fund may designate Deposit Securities that are not an exact pro rata reflection of the Fund’s portfolio.
This might occur, for example, in instances where a security is not readily available. In the case of fixed income funds, because it is often impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement, there may be minor differences between a basket of Deposit Securities and a true pro rata slice of a
Fund’s portfolio.

Page 20 of 79 sequentially numbered pages (including exhibits)

secondary market will be based on a current bid-ask market. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Purchases and sales of ETF Shares in the secondary market will be subject to customary brokerage commissions and charges.

       The pricing of ETF Shares by means of bids and offers on an Exchange in the secondary market is not novel. The ETF Shares currently offered by Vanguard’s domestic and international stock and bond index funds trade using this method, as do the shares offered by non-Vanguard ETFs. As with all ETFs, the market price at which the Fund’s ETF Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which should ensure that ETF Shares do not trade at a significant premium or discount in relation to NAV.

        2. Placement and Timing of Purchase Orders

       All orders to purchase ETF Shares in Creation Units must be placed with the issuing

Fund’s transfer agent or Distributor (hereafter, “Selling Agent”), in proper form, by an

“Authorized Participant,” which is a DTC Participant that has executed a “Participant

Agreement” with the Selling Agent. The Authorized Participant may be acting for itself or on behalf of a customer. The Funds will accept purchase orders only on days that the NYSE is open. Purchase orders must be received by the Selling Agent no later than the closing time of the regular trading session of the NYSE (ordinarily 4:00 p.m. Eastern time).

_______________________________

30 Notwithstanding the benefits of in-kind transactions, the Fund reserves the right, in its sole discretion, to allow a purchaser to substitute cash for some or all of the Deposit Securities. See infra Part III.E.3.

Page 21 of 79 sequentially numbered pages (including exhibits)

       Once a purchase order has been placed, the Selling Agent will inform the Fund’s custodian (“Custodian”). The Authorized Participant will deliver to the Custodian, on behalf of itself or (if applicable) the purchaser for whom it is acting, the relevant Deposit Securities and any required cash, with appropriate adjustments as determined by the Fund.

       The Selling Agent will transmit all purchase orders to the issuing Fund. The Fund may reject any order that is not in proper form. After a Fund has accepted a purchase order and received delivery of the Deposit Securities and any accompanying cash payment, DTC will instruct the Fund to initiate “delivery” of the appropriate number of ETF Shares to the book-entry account specified by the purchaser.31

       3. Payment for Creation Units

       Persons purchasing Creation Units from a Fund must make an in-kind deposit of

Deposit Securities together with an amount of cash specified by VGI (the “Purchase

Balancing Amount”), plus the applicable Transaction Fee (as described in Part III.H below).

The Deposit Securities, Purchase Balancing Amount, and Transaction Fee collectively are referred to as the “Creation Basket.” The Purchase Balancing Amount is a cash payment designed to ensure that the NAV of a Creation Basket is identical to the NAV of the Creation

_______________________________

31 Creation Units may be issued to an Authorized Participant notwithstanding the fact that the corresponding Deposit Securities have not been received in part or in whole, in reliance on the
Authorized Participant’s undertaking to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing the securities and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

Page 22 of 79 sequentially numbered pages (including exhibits)

Unit it is used to purchase. The Purchase Balancing Amount is equal to the difference between the NAV of a Creation Unit and the market value of the Deposit Securities.32

       The Funds reserve the right to permit or require a purchasing investor to substitute an amount of cash (referred to as a “cash in lieu” amount) or a different security to replace any prescribed Deposit Security.33 For example, substitution might be permitted or required because one or more Deposit Securities may be unavailable, may not be available in the quantity needed to include in a Creation Basket, or may not be eligible for trading by an

Authorized Participant (or the investor on whose behalf the Authorized Participant is acting).

VGI may adjust the relevant Transaction Fee to ensure that a Fund collects from the purchaser any extra transaction costs the Fund expects to incur in acquiring any Deposit

Security not part of a Creation Basket.

       VGI will make available through the National Securities Clearing Corporation

(“NSCC”) (or through some other party if NSCC is unwilling or unable to perform this function) on each Business Day, after the close of trading on the Exchange, a list of the

Deposit Securities and the required amount of each Deposit Security to be included in the next day’s Creation Basket for each Fund.34 VGI also will make available each Business Day information about the previous Business Day’s Purchase Balancing Amount. As discussed

_______________________________

32 If the market value of the Deposit Securities is greater than the NAV of a Creation Unit, then the
Balancing Amount will be a negative number, in which case the Balancing Amount will be paid by the Fund to the purchaser, rather than vice-versa.

33 In certain instances, a Fund may require a purchasing investor to purchase a Creation Unit entirely for cash.

34 In accordance with Vanguard’s Code of Ethics and Inside Information Policy, personnel of a
Fund’s investment adviser with knowledge about the composition of a Creation Basket will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

Page 23 of 79 sequentially numbered pages (including exhibits)

above, in addition to the information made available by VGI, for each Fund, (i) the Exchange will disseminate continuously throughout the trading day, through the facilities of the consolidated tape, the market value of an ETF Share, and (ii) the Exchange or other market information provider (such as Bloomberg), every 15 seconds throughout the trading day,

separately from the consolidated tape, will disseminate a calculation of the approximate NAV of an ETF Share (the “Intra-day Indicative Value” or “IIV”).35 Comparing these two figures could help an investor determine whether, and estimate to what extent, a Fund’s ETF Shares are selling at a premium or a discount to NAV. The IIV will be calculated by an independent third party and will be updated throughout the trading day to reflect changing securities prices.

F. Conversion of Conventional Shares to ETF Shares

       The Initial Fund intends to offer holders of Conventional Shares, except those holding

Conventional Shares through a 401(k) or other participant-directed employer-sponsored retirement plan, the opportunity to convert such shares into ETF Shares of equivalent value

(the “Conversion Privilege”). The Conversion Privilege will allow investors who hold

Conventional Shares, but who want the trading flexibility of ETF Shares, to convert their Conventional Shares into ETF Shares in an expeditious and tax efficient manner.36

Under applicable tax law, the conversion of Conventional Shares of a fund to ETF Shares of the same fund is not a taxable transaction, except as noted below.

_______________________________

35 For a fully transparent fund, the IIV of an ETF Share is based on the portfolio holdings disclosed at the beginning of the day that will form the basis for the Fund’s NAV calculation at the end of the day. See supra footnote 21 and accompanying text.

36 Investors who own Conventional Shares through an employer-sponsored retirement plan (and who are eligible to own ETF Shares through the plan) can sell Conventional Shares and use the proceeds to buy ETF
Shares without tax consequences. It is therefore unnecessary to offer the Conversion Privilege to such investors.

Page 24 of 79 sequentially numbered pages (including exhibits)

       Future Funds may or may not offer a Conversion Privilege. A Future Fund may (but will not necessarily) offer a Conversion Privilege if its Conventional Shares declare dividends on the same schedule as its ETF Shares – i.e., all share classes declare dividends monthly, quarterly, semi-annually, or annually. This will be the case for all equity, balanced,

and alternative asset funds and for some fixed income funds. Many fixed income funds,

however, declare dividends daily (hereafter, “Daily Dividend Funds”), something that ETFs

(whether ETF share classes or stand-alone ETFs) as a practical matter cannot do. As a result,

Daily Dividend Funds would have different dividend declaration dates for their Conventional

Shares (daily) and ETF Shares (monthly). If a fund were to offer conversion rights between two share classes with different dividend declaration dates, an investor could “game” the system, through strategically timed purchases and conversions, to collect two sets of dividends, effectively taking money from other fund shareholders. To prevent such gaming,

Future Funds that are Daily Dividend Funds (and whose Conventional Shares and ETF

Shares consequently have different dividend declaration schedules) will not offer a

Conversion Privilege.

       The Conversion Privilege, when offered, will be a “one-way” transaction only.

Holders of Conventional Shares may convert those shares into ETF Shares, but holders of

ETF Shares will not be permitted to convert those shares into Conventional Shares.37 The decision to convert shares of one class into another will be solely at the option of the

_______________________________

37 An ETF Shareholder wishing to hold Conventional Shares could, of course, sell the ETF Shares and use the sale proceeds to purchase Conventional Shares. Unlike a conversion, however, that transaction would be a taxable event, and the investor would incur brokerage commissions when selling the ETF Shares.

Page 25 of 79 sequentially numbered pages (including exhibits)

shareholder. Under no circumstances will a holder of Conventional Shares be required to convert his or her shares into ETF Shares.

       Because DTC’s systems currently are unable to handle fractional shares, conversion requests will be rounded down to the nearest whole share so that only whole ETF Shares will be moved to a brokerage account through the conversion process. The following example will illustrate this point. Assume a shareholder owns $50,000 of Investor Shares issued by a

Fund and requests (through his broker) that $30,000 worth be converted to ETF Shares.

Assume further that the net asset values of the Fund’s Investor Shares and ETF Shares next computed after receipt of the conversion request are $20.00 and $82.14, respectively. If there were no rounding, the shareholder’s request would result in 1,500 Investor Shares (worth

$30,000) being converted into 365.230 ETF Shares (also worth $30,000). But because DTC cannot handle fractional shares, only 365 ETF Shares (worth $29,981.10) will be moved to the shareholder’s designated brokerage account. The 365 ETF Shares will be converted from

1,499.055 Investor Shares (also worth $29,981.10).

       If a shareholder requests conversion of all Investor Shares to ETF Shares (rather than a portion, as in the example above), Applicants will liquidate the fractional share that remains and send the cash to the broker through whom the shareholder will own the ETF Shares, for the benefit of the shareholder.38 By way of illustration, assume the shareholder in the previous example owns $30,000 of Investor Shares, rather than $50,000, and requests

(through his broker) that the entire balance be converted to ETF Shares. As above, 365 ETF

Shares (worth $29,981.10) would be delivered to the shareholder’s designated broker. The

0.945 Investor Share remaining in the shareholder’s account would be liquidated and the cash

Page 26 of 79 sequentially numbered pages (including exhibits)

value of that fractional share ($18.90) transferred to the shareholder’s broker. In this scenario, the liquidation of the fractional share would be a taxable event, and the cash amount transferred ($18.90) would represent taxable income to the shareholder (unless held in an

IRA or other tax-deferred account).

       The SAI for a fund that offers a Conversion Privilege will contain a description of the

Conversion Privilege, including (i) that Conventional Shares can be converted into ETF

Shares only in whole share increments (the rounding down process); (ii) that the fractional share that remains when a shareholder converts all of a Fund’s Conventional Shares will be liquidated and the balance transferred to the shareholder’s designated broker; and (iii) the tax consequences of a conversion.

       It is Applicants’ present intention to leave the Conversion Privilege open indefinitely for those funds that offer it. However, Applicants reserve the right to terminate the

Conversion Privilege at any time for any reason.

       The Conversion Privilege is an exchange offer under Section 11(a) of the Act. The terms of the Conversion Privilege will conform to the requirements of Section 11(a). In particular, the conversion will be made at the relative net asset values of the respective securities. Applicants may impose an administrative fee on shareholders who effect a conversion. If a fee is imposed, it will be applied in compliance with Rule 11a-3 under the

Act. ETF Shares issued by a Fund as part of a conversion transaction will be newly issued shares, not shares purchased by the Fund on the secondary market. The issuance of ETF

Shares in connection with the Conversion Privilege will comply with the Securities Act of

1933 (“1933 Act”).

_______________________________
38 Applicants reserve the right, however, to distribute the residual cash directly to the shareholder.

Page 27 of 79 sequentially numbered pages (including exhibits)

       As noted above (Part III.B), retail investors must hold ETF Shares in a brokerage account. Thus, before an investor can convert Conventional Shares into ETF Shares, she must have an existing brokerage account or open a new one.39 To initiate a conversion, the investor would contact the broker where she has established the account in which the ETF

Shares will be held. The broker would then contact VGI, and the conversion would be effected through a process that involves VGI (in its role as the Fund’s transfer agent), the

Fund’s custodian bank, and DTC.

       Once the conversion is complete, and the investor owns ETF Shares rather than

Conventional Shares, Applicants would have no information about, and no relationship with,

the investor with respect to the investor’s ownership of those ETF Shares. Applicants’

records would reflect ownership of those ETF Shares by DTC (or its nominee). DTC’s records, in turn, would reflect ownership by the DTC Participant broker-dealer through whom the ETF Shareholder holds the ETF Shares, and the broker’s records would reflect ultimate ownership by the ETF Shareholder. As noted above (Part III.B), ETF Shareholders would continue to receive all of the statements, notices, and reports required by law. However, ETF

Shareholders seeking account information or wanting to sell their ETF Shares would have to contact their broker, not Applicants. And ETF Shareholders would no longer receive services offered by Applicants to Conventional Shareholders, such as dividend reinvestment, online or telephone redemptions, average cost information, and services for moving money into or out of client accounts.

_______________________________

39 The Funds will have no role in selecting or recommending a broker for the purpose of holding ETF Shares.

Page 28 of 79 sequentially numbered pages (including exhibits)

G. Redemption of ETF Shares

       Just as ETF Shares can be purchased from a Fund only in Creation Units, ETF Shares similarly may be redeemed only if tendered in Creation Units (except in the event the Fund or

ETF Share class is liquidated). As required by law, redemption requests in good order will receive the NAV next determined after the request is made.

       ETF Shares in Creation Units will be redeemable on any Business Day in exchange for a basket of securities (“Redemption Securities”) plus some cash as described below (the

“Redemption Basket”).40 As it does for Deposit Securities, VGI will make available through

NSCC on each Business Day after the close of trading a list of the names and number of each

Redemption Security included in the next day’s Redemption Basket for each Fund. The

Redemption Securities included in the Redemption Basket typically, but not always, will be the same as the Deposit Securities included in the Creation Basket on the same day.41

Depending on whether the NAV of a Creation Unit is higher or lower than the market value of the Redemption Securities, the redeemer of a Creation Unit will either receive from or pay

_______________________________

40 The Funds must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit and Redemption Securities are sold in transactions that would be exempt from registration under the 1933 Act. If at any time in the future a Fund accepts Deposit Securities or satisfies redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the 1933 Act, the Fund will comply with the conditions of Rule
144A, including in satisfying redemptions with such Rule 144A-eligible restricted Redemption Securities. The
Fund’s SAI will state that “An Authorized Participant that is not a ‘qualified institutional buyer’ as defined in
Rule 144A under the 1933 Act will not be able to receive, as part of the redemption basket, restricted securities eligible for resale under Rule 144A.” Because of the restrictions on resale applicable to 144A-eligible securities, Applicants currently do not intend to include such securities in the basket of Deposit Securities required to make a purchase or in the basket of Redemption Securities given to redeeming shareholders.
However, Applicants reserve the right to do so in the future.

41 There may be circumstances where the Deposit and Redemption Securities could differ. For example, if a Fund wants to increase (decrease) its exposure to a particular security, it might include that security as a Deposit (Redemption) Security only. Having the flexibility to prescribe different baskets for creation and redemption promotes efficient portfolio management and lowers the Fund’s trading costs, and thus is in the best interests of the Fund’s shareholders.

Page 29 of 79 sequentially numbered pages (including exhibits)

to the Fund a cash amount equal to the difference (“Redemption Balancing Amount”). (In the typical situation where the Redemption Securities are the same as the Deposit Securities,

the Redemption Balancing Amount will be equal to the Purchase Balancing Amount described above in Part III.E.3) The redeeming investor also must pay to the Fund a

Transaction Fee to cover transaction costs.42

       Notwithstanding the foregoing, the Funds have the right to make redemption payments in cash, in kind, or a combination of each, provided that the value of the redemption payments equals the NAV of the ETF Shares tendered for redemption.43

H. Transaction Fee

       Each Fund may impose a “Transaction Fee” on investors purchasing or redeeming

Creation Units. The purpose of the Transaction Fee is to protect the existing shareholders of the Fund from the dilutive effect of the transaction costs (primarily custodial costs) that the

Fund incurs when investors purchase or redeem Creation Units.44 Transaction Fees may differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio

Securities. The maximum Transaction Fees will be disclosed in the Fund’s SAI.

_______________________________

42 Redemptions in which cash is substituted for one or more Redemption Securities may be assessed a higher Transaction Fee to offset the transaction cost to the fund of selling those particular
Redemption Securities.

43 If an Authorized Participant has submitted a redemption request in good order and is unable to transfer the full number of ETF Shares that make up a Creation Unit, a Fund may nonetheless accept the redemption request in reliance on the Authorized Participant’s undertaking to deliver the missing ETF Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral. The
Authorized Participant Agreement will permit the Fund to buy the missing ETF Shares at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing the
ETF Shares and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

44 If a Fund permits an Authorized Participant to deposit (receive) cash in lieu of depositing
(receiving) one or more Deposit (Redemption) Securities, the Authorized Participant may be

Page 30 of 79 sequentially numbered pages (including exhibits)

I. Dividends and Dividend Reinvestment

       The Initial Fund generally declares and pays dividends quarterly for each of the

Conventional Share classes, and will do the same for ETF Shares if and when they are issued.45 Although Conventional Shares and ETF Shares both generally will pay dividends quarterly, the payment date for the ETF Shares will be a few days later than for the

Conventional Shares. The delay in payment of dividends to ETF Shareholders arises from several related facts (for purposes of this discussion, references to dividends also include distributions of capital gains). First, dividends cannot be paid or reinvested until the clearing firm knows who is entitled to receive the dividend. Second, for exchange-traded securities the record date (when the clearing firm first knows who is entitled to receive the dividend)

follows the ex-dividend date (“ex date”) by two days.46 Third, clearing firms typically need two days following the record date to process the dividend, which could consist of paying cash or reinvesting the dividend in additional ETF Shares. Taken together, these facts mean that the dividend – regardless of whether it is paid in cash or reinvested – will not be available to ETF Shareholders until four days after ex date. The delay between ex date and payment date occurs for any exchange-traded fund, whether it is a stand-alone fund or a

_______________________________
assessed a higher Transaction Fee to offset the transaction costs to the Fund of buying those particular Deposit Securities (or selling those Redemption Securities to raise cash).

45 The Fund declares and distributes net realized capital gains, if any, once a year, generally in December, but occasionally may make supplemental distributions at some other time during the year. That will continue to be the case after the Fund begins offering ETF Shares.

46 This is true for all exchange-traded securities, whether they be shares of an ETF, a closed-end fund, or an operating company like General Electric. By contrast, in a conventional mutual fund the record date precedes the ex date by one day.

Page 31 of 79 sequentially numbered pages (including exhibits)

separate share class of a multiple-class fund, and regardless of whether a shareholder elects to reinvest dividends.

       In contrast to the four-day delay between ex date and payment date that will be experienced by ETF Shareholders, Conventional Shareholders can elect to have their dividends reinvested on ex date. As a result, Conventional Shareholders will be continuously invested, while ETF Shareholders who wish to reinvest will be “out of the market” for four days with respect to amounts distributed by a Fund.

       The prospectuses for a Fund’s Conventional Shares and its ETF Shares will disclose how frequently dividends are distributed; the ETF Shares prospectus also will disclose that payment of dividends will not occur until approximately four days after ex date.

       The responsibility for reinvesting the dividends of an ETF Shareholder lies with the shareholder’s broker. Some brokers offer their own reinvestment service or a service offered by the broker’s outside clearing firm. Others use the DTC book-entry dividend reinvestment service (the “DTC Service”), which the Funds will arrange to make available to brokers.

(Although a broker is not required to use the DTC Service simply because it is available,

some brokers find it easier to use the DTC Service than to implement their own dividend reinvestment service or use an outside clearing firm.) Clients of brokers that offer neither their own dividend reinvestment service nor the DTC Service would be unable to systematically reinvest dividends.

       The cash proceeds of dividend and capital gains distributions payable to ETF

Shareholders who elect reinvestment will be used to purchase additional ETF Shares for such shareholders on the secondary market.

Page 32 of 79 sequentially numbered pages (including exhibits)

       In connection with the reinvestment of dividends, Applicants will comply with all relevant provisions of the 1933 Act and with applicable Commission and staff positions thereunder relating to registration and prospectus delivery.

J. Who Will Own the Fund’s ETF Shares?

       There are two markets for the Fund’s ETF Shares: a primary market in which investors purchase and redeem ETF Shares in Creation Units directly from the Fund, and a secondary market in which investors buy and sell ETF Shares among themselves in Exchange and off-Exchange transactions that do not involve the Fund.

       Applicants believe there will be three main types of market participants interested in buying and selling a Fund’s ETF Shares in the primary market:

■ investors (typically institutions) who pursue tactical investment strategies, and who choose Vanguard ETF Shares because they are a cost effective means to do so and/or because they can be sold intra-day, unlike most investment company securities;

■ arbitrageurs (typically institutions) who seek to profit from any slight premium or discount in the market price of the Fund’s ETF Shares on the Exchange versus the
    NAV of those shares; and

■ the Exchange Specialist and other market makers,47 who may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-
    making activities.

_______________________________

47 If NYSE is the primary listing Exchange, it is expected that one or more Exchange member firms will be designated by the Exchange to act as a specialist and maintain a market on the Exchange for the ETF Shares. If
ETF Shares are listed on Nasdaq or a similar electronic Exchange (including NYSE Arca), one or more member firms of that Exchange will act as market maker and maintain a market for Shares trading on that Exchange. On
Nasdaq, no particular market maker would be contractually obligated to make a market in ETF Shares.
However, the listing requirements on Nasdaq, for example, stipulate that at least two market makers must be registered in ETF Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered market makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No market maker or Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the
Funds, except within Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares, as discussed below in Part VI.E.

Page 33 of 79 sequentially numbered pages (including exhibits)

       Applicants expect that secondary market purchasers of the Fund’s ETF Shares will include both institutional investors and retail investors interested in owning a unitary security that represents an interest in a managed portfolio of securities that are part of a particular market or market segment and that can be bought and sold on an intra-day or short-term basis. For additional information on secondary market purchasers, see supra Part III.A.

K. Disclosure Documents and Marketing Pieces

       The primary disclosure documents with respect to the ETF Shares are the prospectus and SAI. In part to reduce any potential for confusion, ETF Shares will be offered through their own prospectus (the “ETF Shares Prospectus”), separate from the prospectus that covers the Conventional Shares (the “Conventional Shares Prospectus”).

       In 2009, the Commission amended Form N-1A, the registration statement for investment companies, to add, for the first time, disclosure requirements applicable specifically to ETFs.48 Each Fund will comply with these disclosure requirements. In this regard, the ETF Shares Prospectus will be designed to meet the needs of investors purchasing

ETF Shares in the secondary market, while the SAI will contain information useful to

Authorized Participants purchasing and redeeming Creation Units directly from an issuing

Fund. In addition, Applicants will take such steps as may be necessary or appropriate to avoid confusion in the public’s mind between a Fund’s ETF Shares and its Conventional

Shares.

       Although the Initial Fund is, and each Future Fund will be, classified and registered under the Act as an open-end management investment company, ETF Shares of a Fund will

_______________________________

48 Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management
Investment Companies, Investment Company Act Release No. 28584 (Jan. 13, 2009).

Page 34 of 79 sequentially numbered pages (including exhibits)

not be advertised or marketed or otherwise “held out” as shares of a traditional open-end investment company or a mutual fund. Instead, a Fund’s ETF Shares will be marketed as

“actively managed ETF Shares,” “exchange-traded shares of an actively managed fund” or

“ETF Shares.” To that end, ETF Shares-related marketing materials will refer to the issuing

Funds as “exchange-traded funds,” “ETFs,” “investment companies,” or “funds,” and not as

“open-end funds” or “mutual funds,” although the latter two terms can be used in explaining

Vanguard’s multiple-class structure when accompanied by disclosure that ETF Shares can not be redeemed except in Creation Units. In addition, each Fund’s ETF Shares-related advertising material will prominently disclose that the Fund pursues an actively managed investment strategy or that the ETF Shares are shares of an actively managed fund. All marketing materials that describe the features or method of obtaining, buying, or selling

Creation Units, or ETF Shares traded on the Exchange, or refer to redeemability, will prominently disclose that the ETF Shares are not individually redeemable shares and will disclose that investors may acquire ETF Shares from the Fund, or tender such ETF Shares for redemption to the Fund, in Creation Units only.

       As with all investment company securities, the purchase of ETF Shares in Creation

Units from a Fund will be accompanied or preceded by a statutory or summary prospectus.

In addition, a statutory or summary prospectus will accompany or precede each secondary market trade of ETF Shares. Each Fund will make its prospectuses and shareholder reports available to brokers that sell the Fund’s ETF Shares. It will be the responsibility of the brokers to ensure that these documents are provided to their clients who are entitled to receive them.

Page 35 of 79 sequentially numbered pages (including exhibits)

IV. IN SUPPORT OF THE APPLICATION

A. Benefits of the Proposal

       The proposal, if implemented, will benefit the investing public generally because the availability of an exchange-traded share class of the Funds would, among other things: (1)

provide investors with low-cost, actively managed registered funds that offer intra-day liquidity and can be traded throughout the day at prices that reflect immediate market conditions rather than end-of-day prices; (2) provide investors with an opportunity to obtain through their brokerage relationship funds that offer actively managed exposure to a diversified portfolio with significantly lower transaction costs than if they purchased the individual components of the portfolio; (3) increase competition in the actively managed fund space and provide investors with a greater choice of actively managed ETFs; and (4) enable investors to invest efficiently in market-based active management strategies that can provide greater diversification at a lower cost than existing actively managed ETFs due to the advantages conferred by the multi-class structure.

       The typical ETF allows investors to trade a portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy due to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a portion of the broader market that investors may want to incorporate into their portfolio. The extraordinary asset growth of ETFs generally, including many Vanguard ETFs, is ample evidence of the fact that ETFs have proven attractive to investors.

Page 36 of 79 sequentially numbered pages (including exhibits)

B. Trading History of Similar Products

       The degree of correspondence between the market price of existing Vanguard fund

ETF Shares (based on the Bid-Ask Price) and the NAV of the same ETF Shares has been remarkably close. For Vanguard’s domestic stock index ETFs, the closing market price almost always is within 25 basis points of NAV. For Vanguard’s international stock index

ETFs and domestic bond index funds, the closing market price almost always is within 100 basis points of NAV, and commonly is within 50 basis points.

       The only actively managed ETFs with any significant history are those offered by

PowerShares and Grail Advisors. According to their websites, those ETFs tend to have premiums and discounts that are similar to index ETFs, including Vanguard ETFs, typically well below 100 basis points.

C. The Funds’ Use of Active Strategies Will Not Harm Shareholders

       In its Concept Release on actively managed ETFs, the Commission noted that “two factors may contribute significantly to the effectiveness of arbitrage in the ETF structure – the transparency of an ETF’s portfolio and the liquidity of the securities in the ETF’s portfolio.”49 The Commission went on to ask whether the frequent disclosure of portfolio holdings required to obtain transparency would lead to “front running” or “free riding.”50 In addition, the Commission in the Concept Release identified three “potential new regulatory issues”: potential discrimination among shareholders; potential conflicts of interest for an

_______________________________

49 See Part IV.B of the Concept Release, cited supra footnote 17.

50 Concept Release, Part IV.B.1

Page 37 of 79 sequentially numbered pages (including exhibits)

ETF’s investment adviser; and prospectus delivery in connection with secondary market purchases.51 Applicants have considered all of these issues and address them below.

       1. Portfolio Transparency, “Front Running” and “Free Riding”

       As a condition of this Application, Applicants have agreed that the Funds will disclose their Portfolio Securities daily, i.e., that the Funds will be fully transparent. See Part

VII, Condition 8. This should help ensure an effective arbitrage mechanism.

       Applicants are confident that daily disclosure of the Initial Fund’s Portfolio Securities will not lead to front running or free riding.52 The Initial Fund uses four primary strategies in seeking to generate alpha, i.e., returns above those of the fund’s benchmark index.53 Daily disclosure of portfolio holdings would not affect three of those strategies, but conceivably could affect the fourth to the extent a sophisticated institutional investor were able to reverse engineer it and engage in front running. We are confident that institutional investors will not be able to do so. Changes to the portfolio based on this particular strategy are made only when the adviser’s judgment about a certain economic measurement changes, which happens infrequently and at irregular intervals. Significantly, changes to the Initial Fund’s portfolio at

_______________________________

51 Concept Release, Part IV.E

52 “Front running” refers to the practice whereby one investor buys or sells securities immediately before another investor effects the same trade. In the case of a purchase, the front running investor seeks to profit from the increase in price caused by the other investor’s purchase of the same security. In the case of a sale, the front running investor seeks to avoid the drop in price caused by the other investor’s sale of the same security. “Free riding” refers to the practice whereby one investor sees how another investor has traded and thereafter effects the same trades.

53 These strategies are proprietary and will not be discussed in this Application.

Page 38 of 79 sequentially numbered pages (including exhibits)

any given time are small, and typically can be implemented within one or two trading days,

making the possibility of front running very unlikely.54

       Since we don’t know the investment strategies of Future Funds, Applicants cannot say with certainty that such funds will not be subject to front running. That said, as of July 15,

2010, there were, to Applicants’ knowledge, 23 fully transparent active ETFs trading (this figure does not include ETFs designed to track quantitative, inverse, or leveraged indexes),

and Applicants are not aware of any information indicating that any of those funds have been subject to front running. More to the point, no active Vanguard fund could offer an ETF share class or disclose its complete portfolio holdings daily without the approval of its board of trustees. Any proposal to the board would address front running, and the proposal would not be approved unless the board concluded, as has the board of the Initial Fund, that such proposal is in the best interests of all fund shareholders, taking into account, among other things, the likelihood of front running and the harm that could result.

       Applicants similarly cannot state with certainty that investors won’t engage in free riding with respect to either the Initial Fund or Future Funds, but we are not as concerned about this possibility for a couple of reasons. First, because the Funds feature extremely low expense ratios (for example, the Initial Fund’s Investor, Admiral, and Institutional Shares

have expense ratios of 25, 12, and 9 basis points, respectively), an investor arguably would have better results owning a Fund and incurring the expense ratio than seeking on its own to assemble the Fund’s portfolio and replicate all changes to it because (i) the investor will

_______________________________

54 Because we believe that institutional investors will not be able to front run the Initial Fund, we do not believe that full portfolio transparency will present any unanticipated risks for Conventional Shareholders who originally invested in the Initial Fund when it did not disclose its portfolio on a daily basis.

Page 39 of 79 sequentially numbered pages (including exhibits)

probably incur higher trading costs than the Fund, and (ii) the investor’s performance is likely to suffer from trading securities after the Fund. Consequently, we think free riding will happen rarely, if at all. Second, to the extent free riding does occur, the harm it causes is extremely minor, consisting simply of the fund losing out on some assets that it otherwise might have gathered.55 We believe it is unlikely that the lost assets (if any) would be of sufficient size to generate economies of scale given the large size of most Vanguard funds.

       2. Liquidity of Portfolio Securities

       The Initial Fund’s Portfolio Securities are extremely liquid and the Portfolio

Securities of Future Funds are expected to be very liquid as well. This will provide

Authorized Participants and arbitrageurs with a ready ability to transact in, and hedge their exposure to, such securities, which should allow them to take advantage of arbitrage opportunities when they arise.

       3. Arbitrage Mechanism

       As noted in the preceding two subsections, the Funds’ portfolios will be fully transparent and the Funds’ Portfolio Securities are expected to be liquid. In this regard, the actively managed Funds will be no different from currently trading index ETFs.

Consequently, Applicants have every reason to believe that the liquidity and transparency of the arbitrage mechanism will work as efficiently and robustly for the actively managed Funds as it does for index ETFs. Applicants therefore expect that (i) the bid-ask spreads established by market makers for the Fund’s ETF Shares will be very similar to the spreads on shares of

_______________________________

55 By contrast, significant front running activity can result in a fund paying more for securities purchases, or receiving less from securities sales, which directly affects fund performance.

Page 40 of 79 sequentially numbered pages (including exhibits)

index ETFs, and (ii) the secondary market price of the Fund’s ETF Shares should consistently be close to NAV.

       4. Potential Discrimination Among ETF Shareholders

      The Commission in the Concept Release questioned whether actively managed ETFs could “give rise to a type of discriminatory treatment of shareholders that section 1(b)(3) of the Act was designed to prevent.” Section 1(b)(3) of the Act states that the public interest and the interest of investors are adversely affected when investment companies issue securities containing inequitable or discriminatory provisions. The Commission observed that one potential difference between an index-based ETF and an actively managed ETF is that, in the latter case, significant deviations could develop between the market price and the

NAV of the actively managed ETF’s shares. If this were to happen, the Commission asked,

would it “place investors who have the financial resources to purchase or redeem a Creation

Unit at NAV in a different position than most retail investors who may buy and sell ETF shares only at market price?” The Commission also observed that “[i]t might be possible that,

during any particular time, the NAV of an actively managed ETF could be increasing while the market price of its shares could be falling, and vice versa.”56

       As explained above, the full transparency of the Fund’s portfolio, combined with the construction of a basket that generally corresponds pro rata to the Fund’s Portfolio Securities,

will promote efficient arbitrage, making it unlikely that significant deviations will develop between the market price of a Fund’s ETF Shares and its NAV. Consequently, Applicants do

not expect the deviations between the market price and the NAV of the ETF Shares to be significant in magnitude or frequency.

Page 41 of 79 sequentially numbered pages (including exhibits)

       In any event, Applicants do not believe that the possibility that significant discounts or premiums could develop means that the ETF shares are “inequitable” or “discriminatory”

in a manner contemplated by Section 1(b)(3). In this regard, we note that ETF shares do not unilaterally advantage or disadvantage one group of shareholders over another. For example,

when a discount develops, secondary market sellers may be hurt, but secondary market purchasers can benefit. Simply put, not every difference is inequitable or discriminatory; if it were, index ETFs necessarily would violate Section 1(b)(3). It is also important to note that the Funds will not discriminate, in that any investor with the financial resources to purchase

(or redeem) a Creation Unit may do so. That some may not have the resources to do so is not

“discriminatory,” just as a sales load schedule is not discriminatory simply because those who invest more pay lower loads.

        With respect to the hypothetical scenario in which the NAV of ETF Shares increases while their market price decreases, or vice-versa, Applicants similarly believe that this is not evidence that the shares are inequitable or discriminatory, for the reasons discussed above.

       5. Potential Conflicts of Interest for an ETF’s Adviser

       Another potential regulatory concern the Commission raised in the Concept Release relates to Section 1(b)(2) of the Act, which states that the public interest and the interest of investors are adversely affected when investment companies are organized, operated,

managed, or their portfolio securities are selected, in the interest of persons other than shareholders, including directors, officers, investment advisers, other affiliated persons,

underwriters, brokers, or dealers. The Commission observed that the operation of an ETF –

specifically, the process in which a Creation Unit is purchased by delivering a basket of

_______________________________
56 All quotations in this paragraph are from Part IV.E.1 of the Concept Release, cited supra footnote 17.

Page 42 of 79 sequentially numbered pages (including exhibits)

securities to the ETF, and redeemed in exchange for a basket of securities – may lend itself to certain conflicts of interest for the ETF’s investment adviser, which has discretion to specify the securities included in the basket. The Commission stated that these conflicts would appear to be minimized in the case of an index-based ETF because the universe of securities that may be included in the index-based ETF’s portfolio generally is restricted by the composition of its corresponding index. The Commission raised concerns that the same might not be the case for an actively managed ETF, because the increased investment discretion of the adviser to an actively managed ETF would seem to increase the potential for conflicts of interest. By way of example, the Commission noted that the adviser to an actively managed ETF might choose to include affiliated companies in the creation or redemption Basket.57

       The Commission did not state in the Concept Release why including an affiliated company in the creation/redemption basket would cause a conflict. Presumably, the

Commission believes that an adviser might favor an affiliated company by including it in the basket even if it is not in the fund’s best interest to own the company. However, assuming the company is a component of both the creation and redemption baskets, as is almost always the case, its inclusion in the basket is just as likely to result in the company’s securities being sold as bought. Moreover, the adviser has no ability to cause creations to happen. Perhaps most significantly, the ostensible conflict faced by the adviser to an actively managed ETF is no greater than for the adviser to any actively managed mutual fund in that the adviser can

_______________________________

57 Concept Release, Part IV.E.2.

Page 43 of 79 sequentially numbered pages (including exhibits)

use cash flow to purchase securities issued by affiliated companies.58 Finally, because portfolio managers are compensated in part based on performance and in no part on the fund’s ownership of affiliated companies, a manager would have no incentive to engage in the type of abusive conduct suggested in the Concept Release.

       6. Prospectus Delivery in Connection with Secondary Market Purchases

       In the Concept Release, the Commission questioned whether it would be appropriate to permit secondary market sales of actively managed ETF without delivery of a prospectus.59

This issue is moot as brokers will deliver a statutory or summary prospectus in connection with secondary market purchases of a Fund.

V. RELIEF REQUESTED

       Applicants seek the following exemptions from the Act:60

       1. Pursuant to Section 6(c), Applicants request an exemption from Section 2(a)(32) to permit ETF Shares to be redeemable by shareholders in Creation Units only.

       2. Pursuant to Section 6(c), Applicants request an exemption from Sections 18(f)(1)

and 18(i). This exemption will permit the Funds to utilize a multi-class structure.

_______________________________

58 As a general matter, paragraphs (c)(2) and (c)(3) of rule 12d3-1 under the Investment Company Act limit the ability of fund advisers to purchase securities of affiliated companies. These provisions apply to actively managed ETFs no less than they do to actively managed mutual funds.

59 Concept Release, Part IV.E.3.

60 Note that Applicants are not seeking relief in this Application from Sections 12(d)(1)(A) and (B) of the Act because they are able to rely on the relief granted in the Vanguard 12(d)(1) Order. See supra text accompanying footnotes 9-11.

Page 44 of 79 sequentially numbered pages (including exhibits)

       3. Pursuant to Section 6(c), Applicants request an exemption from Section 22(d) and

Rule 22c-1. These exemptions will permit the Funds to issue securities that trade on an

Exchange at negotiated market prices, rather than at NAV.

       4. Pursuant to Section 6(c) and 17(b), Applicants request an exemption from Sections

17(a)(1) and 17(a)(2) of the Act. This exemption will permit certain affiliated persons of a

Fund to buy securities from and sell securities to the Fund in connection with the in-kind purchase and redemption of the Fund’s ETF Shares.

       Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The exemptions requested herein are substantially similar to those granted in the Prior Vanguard ETF Orders and to those previously granted to actively managed exchange-traded funds.61

       This Application, like the Prior Vanguard ETF Applications, differs in two significant ways from non-Vanguard ETF applications. First, this Application involves an exchange-

traded class of shares rather than a “stand-alone” exchange-traded fund. Because of this multi-class structure, Applicants are requesting relief from Sections 18(f)(1) and 18(i) of the

Act. Second, this Application does not seek relief from Section 5(a)(1) of the Act. Section

5(a)(1) defines an “open-end” management investment company as a “management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” In other applications involving open-end companies, relief was sought from Section

5(a)(1) because the fund applicants issued only one class of shares; if the shares issued were

_______________________________

61 See supra footnotes 3-6, 7, and 18.

Page 45 of 79 sequentially numbered pages (including exhibits)

considered not to be redeemable, the fund could not meet the definition of, and thus could not operate as, an open-end company. The Funds do not require relief from Section 5(a)(1)

because they already have redeemable shares (the Conventional Shares) outstanding. A management investment company that has any redeemable securities outstanding is,

according to Section 5(a)(1), an open-end company.

       This Application differs from the Prior Vanguard ETF Applications in that it seeks relief to permit actively managed funds, rather than index funds, to issue a class of exchange-

traded shares.

VI. DISCUSSION OF RELIEF REQUESTED

A. Section 6(c)

       Section 6(c) provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.62 It permits the Commission to grant exemptions from particular provisions of the

Act that would inhibit the development of new and innovative investment products, like the proposed ETF Shares. Section 6(c) provides as follows:

       The Commission, . . . by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Investment Company Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public

_______________________________

62 See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Release
No. 5524 (Oct. 25, 1968) (“[T]he broad exemptive power provided in 6(c) was designed to enable
[the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July
17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act.”).

Page 46 of 79 sequentially numbered pages (including exhibits)

       interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

       Applicants assert that their proposal to offer an exchange-traded class of shares offers significant benefits, as detailed in Part IV.A above, and therefore is in the public interest.

Applicants further assert that the issuance and trading of ETF Shares of an actively managed fund has not and will not lead to any of the abuses that the Act was designed to prevent, and therefore is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

B. Section 2(a)(32)

       The term “redeemable security” is defined in Section 2(a)(32) of the Investment

Company Act as:

       any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

       Applicants believe that the ETF Shares could be viewed as satisfying the Section 2(a)(32)

definition of a redeemable security. ETF Shares are securities “under the terms of which” a holder may receive his proportionate share of the issuing fund’s current net assets. The unusual aspect of ETF Shares is that holders of such shares are entitled to redeem only when the shares are tendered in a Creation Unit bundle constituting a large number of individual shares. Because the redeemable Creation Unit of a Fund can be unbundled into individual

ETF Shares that are not redeemable individually, a possible question arises as to whether

ETF Shares meet the definition of a “redeemable security.” In light of this uncertainty,

Page 47 of 79 sequentially numbered pages (including exhibits)

Applicants request an order to permit ETF Shares to be redeemed in Creation Unit aggregations only.

       Although ETF Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, Applicants expect that the market price of an ETF Share will not vary much from its NAV. Empirical data from other

Vanguard ETFs (and from non-Vanguard ETFs as well) supports this view. See Part IV.B above. Permitting ETF Shares to be redeemed in Creation Unit aggregations only does not appear to thwart the purposes of Section 2(a)(32) or any other provision of the Act and, in the opinion of Applicants, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

C. Sections 18(f)(1) and 18(i)

       1. Need for Relief

       Section 18(f)(1) of the Act provides that “it shall be unlawful for any registered open-

end investment company to issue any class of senior security or to sell any senior security of which it is the issuer,” with exceptions not here relevant. The term “senior security” is defined in Section 18(g) to mean “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.”

       The Commission generally takes the position that certain material differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company raise senior security issues under Section 18. Applicants seek relief from Section

18(f)(1) because Conventional Shareholders and ETF Shareholders will pay different

Page 48 of 79 sequentially numbered pages (including exhibits)

expenses, will have different redemption and trading rights, may have different dividend declaration and/or payment dates, and may have different conversion rights. Applicants seek relief from Section 18(i) because Conventional and ETF Shareholders will have different voting rights in that each class has exclusive voting rights on any matter submitted to shareholders that relate solely to that class.

       In 1995, the Commission adopted Rule 18f-3, which provides an exemption from

Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multiple share class structure, provided that the company complies with certain requirements.

Although the Funds will comply substantially with Rule 18f-3, including the Rule’s voting rights provisions, after issuing ETF Shares the Funds will be unable to rely on the Rule because they will not be able to comply with each and every requirement of the Rule, as discussed more fully in the next two subsections.

       2. Compliance with Rule 18f-3

       Rule 18f-3 allows open-end investment companies to issue multiple classes of shares representing interests in the same portfolio subject to certain provisions intended to prevent investor confusion, assure fair expense allocation and voting rights, and prevent conflicts of interest among classes. Applicants represent that their proposal complies substantially with the provisions of Rule 18f-3 and that, to the extent it does not comply, the noncompliance does not implicate any of the abuses or concerns that Section 18 was designed to prevent.

       Before examining the ways in which Applicants’ proposal complies and fails to comply with Rule 18f-3, it is first necessary to provide a short background on how the

Vanguard Funds operate and how expenses are allocated among the Vanguard Funds.

Page 49 of 79 sequentially numbered pages (including exhibits)

       In 1975, the Commission granted exemptive relief to certain funds advised and managed by Wellington Management Company that permitted those funds to internalize their corporate administrative functions by owning and operating a service company -- VGI -- that would provide those functions at cost.63 Before granting the 1975 order, the Commission reviewed a proposed Funds’ Service Agreement under which each Vanguard Fund would pay

VGI its portion of the actual cost of operating VGI. According to the proposed agreement,

each fund would pay VGI “its share of the direct and indirect expenses as allocated among the Funds, with allocation of indirect costs based on one or more of the following methods of allocation [net assets, personnel time of VGI employees, and/or transaction activity], or such other methods of allocation as may be approved by [VGI’s] Board of Directors.” After the

1975 order was granted, the Vanguard Funds entered into a Funds’ Service Agreement with

VGI, which agreement, as amended, is still in effect, and which contains language substantially similar to the language quoted above.

       In 1981, after several contested administrative hearings, the Commission granted further relief that permitted the Vanguard Funds to internalize the funds’ marketing and distribution through a new subsidiary of VGI -- VMC -- that would provide distribution services at cost.64 The 1981 order requires that VMC’s expenses be allocated among the

_______________________________

63 Investment Company Act Release Nos. 8644 (Jan. 17, 1975) (notice) and 8676 (Feb. 18, 1975)
(order). The 1975 order was amended in 1981, 1983, 1987, and 1992, in each case to increase
VGI’s authorized capital. See Investment Company Act Release Nos. 11761 (May 4, 1981); 13613
(Nov. 3, 1983); 15846 (July 2, 1987); and 19184 (Dec. 29, 1992). None of the amending orders affected the allocation methodologies.

64 Investment Company Act Release No. 11645 (Feb. 25, 1981) (Opinion of the Commission and
Final Order). The 1981 order concluded that “[t]he proposed plan benefits each fund within a reasonable range of fairness. Specifically, the plan promotes a healthy and viable mutual fund complex within which each fund can better prosper; enables the [f]unds to realize substantial savings from advisory fee reductions; promotes savings from economies of scale; and provides the
[f]unds with direct and conflict-free control over distribution functions.”

Page 50 of 79 sequentially numbered pages (including exhibits)

Vanguard Funds according to a formula (the “Distribution Formula”) based 50% on a fund’s average month-end net assets during the preceding quarter relative to the average month-end net assets of the other Vanguard Funds, and 50% based on the fund’s sales of new shares relative to the sales of new shares of the other Vanguard Funds during the preceding 24 months. To ensure that a new fund is not unduly burdened, the Distribution Formula includes a ceiling so that no fund’s payment (expressed as a percentage of its assets) exceeds

125% of the average expenses of the funds as a group (expressed as a percentage of the group’s total assets). In addition, no fund may pay more than 0.2% of its average month-end net assets for distribution. After the Commission issued the 1981 order, the Funds’ Service

Agreement was amended to include the Distribution Formula.

       Although the Funds’ Service Agreement does not contemplate class-specific expenses, such expenses are provided for under the 18f-3 Plans adopted by the Vanguard

Funds that have a multi-class arrangement. In every case, a fund’s 18f-3 Plan was approved by the fund’s board of trustees.

       Applicants will comply in all respects with Rule 18f-3, except paragraphs (a)(1)(i)

and (a)(4), which are discussed below:

■ Paragraph (a)(1)(i) -- Each class shall have a different arrangement for shareholder services or the distribution of securities or both, and shall pay all of the expenses of that arrangement.

Page 51 of 79 sequentially numbered pages (including exhibits)

       Although the Funds can comply with paragraph (a)(1)(i) of Rule 18f-3 with respect to their shareholder servicing arrangements, they cannot do so with respect to their distribution arrangements.65

       ETF Shares could be considered to have a distribution arrangement different from that of Conventional Shares.66 If that were the case, then the ETF Shares, to comply with paragraph (a)(1)(i) of Rule 18f-3, would have to bear all distribution costs that are attributable directly to them and not bear any distribution costs attributable directly to other classes or to funds that do not have a class of ETF Shares. Distribution for all of the

Vanguard Funds is handled by VMC. Before any Vanguard Fund issued ETF Shares, VMC allocated distribution expenses among the Vanguard Funds using the Distribution Formula described above, with each class of a multi-class fund treated as if it were a separate fund (the

“Multi-Class Distribution Formula”). In the Prior Vanguard ETF Orders, the Commission

permitted Vanguard to continue to allocate distribution expenses according to the Multi-Class

Distribution Formula, notwithstanding that such formula is inconsistent with paragraph

(a)(1)(i) of Rule 18f-3.67 Applicants seek relief identical to that provided in the Prior

_______________________________

65 Each conventional share class of the Initial Fund currently has different shareholder servicing arrangements and, consistent with paragraph (a)(1)(i) of Rule 18f-3, pays all of the expenses of its particular shareholder servicing arrangement. That will continue to be the case assuming the Initial Fund is permitted to issue a class of ETF Shares. Similarly, each share class of any Future Fund will have different shareholder servicing arrangements and will pay all of the expenses of its particular arrangement.

66 Most notably, ETF Shares typically are purchased with a basket of securities by or through Authorized
Participants, while the classes of Conventional Shares typically are purchased for cash by any investor who meets the investment minimum.

67 Under the Multi-Class Distribution Formula, distribution expenses attributable directly to the ETF Shares will not be allocated solely to those shares. Rather, all distribution expenses (whether or not attributable to a particular class) are pooled and allocated among the Vanguard Funds – with each class of a multi-class fund, including each ETF Share class of a Fund, treated as if it were a separate fund – based half on relative sales of new shares and half on relative net assets. Allocating distribution expenses this way is not consistent with

Page 52 of 79 sequentially numbered pages (including exhibits)

Vanguard ETF Orders that would permit VMC, after the Fund begins issuing ETF Shares, to continue to allocate distribution expenses according to the Multi-Class Distribution Formula.

       The original Distribution Formula was adopted after years of discussion with the

Commission and a series of administrative hearings. The Commission expressly approved the original Distribution Formula as part of the 1981 order, and it represents a fundamental feature of Vanguard’s mutual, internally managed fund structure. The Multi-Class

Distribution Formula was based on the same fundamental premise as the original Distribution

Formula -- that all Vanguard shareholders benefit when additional shareholders invest in

Vanguard Funds, and therefore that a portion of the cost incurred in distributing new shares

(whether shares of a new fund or shares of a new class) should be borne by all Vanguard shareholders.

      The Multi-Class Distribution Formula has been approved by the boards of the

Vanguard Funds and has a proven history. It is fundamental to the Vanguard structure and, in

Applicants’ view, is the fairest and most appropriate way to allocate distribution expenses.

The board of each Vanguard Fund annually reviews and approves the fund’s continued

participation in arrangements for the payment of marketing and distribution expenses,

including the Multi-Class Distribution Formula.

■ Paragraph (a)(4) -- Except as set forth in paragraphs (a)(1)-(3), each class shall have the same rights and obligations as each other class.

_______________________________
paragraph (a)(1)(i) of Rule 18f-3 because each class may not pay all of the expenses of its distribution arrangement.

Page 53 of 79 sequentially numbered pages (including exhibits)

There are five ways in which Conventional Shares and ETF Shares of the Funds will have different rights.68

       1. Redemption rights: Conventional Shares will be individually redeemable, whereas

ETF Shares will be redeemable only in Creation Unit bundles.

       2. Trading rights: ETF Shares will be listed for trading on an Exchange, whereas

Conventional Shares will not.

       3. Dividend declaration schedules: Conventional Shares of Future Funds that are

Daily Dividend Funds69 will declare dividends daily, whereas ETF Shares of those Funds will declare dividends monthly.

       4. Conversion rights: Conventional Shares of the Initial Fund, as well as Future Funds that are not Daily Dividend Funds, will be convertible into ETF Shares, but ETF Shares of those same Funds will not be convertible into Conventional Shares.

       5. Timing of dividend payments: Although all share classes of each Fund will pay dividends on the same schedule (monthly, quarterly, semi-annually, or annually), the payment date for the Conventional Shares will be the same as the ex date, whereas the payment date for ETF Shares will be four days or more after ex date.

       None of these differences, in Applicants’ view, implicate the concerns at which

Section 18 is directed – i.e., excessive leverage, conflicts of interest, and investor confusion.

_______________________________

68 Note that the third and fourth differences are mutually exclusive, i.e., if a Fund’s Conventional Shares and
ETF Shares have different dividend declaration schedules they will not have different conversion rights, and if a
Fund’s Conventional Shares and ETF Shares have different conversion rights they will not have different dividend declaration schedules. Consequently, any particular Fund will feature only four differences between its
Conventional and ETF Shares.

69 The term “Daily Dividend Fund” is defined above in Part III.F of the Application. The Initial Fund is not a
Daily Dividend Fund.

Page 54 of 79 sequentially numbered pages (including exhibits)

 ■ Leverage: The issuance of classes of shares with different redemption, trading, and conversion rights, and different dividend declaration and payable dates, does not create any opportunity for leverage.

 ■ Conflicts of Interest: See Section VI.C.3 directly below.

 ■ Investor Confusion: See Section VI.C.4 below.

    3. Conflicts of Interest

       a. Potential conflicts of interest resulting from different classes having different trading, redemption, and conversion rights. Applicants do not believe that potential conflicts of interest beyond those raised generally by a multi-class structure are raised specifically when one class of a fund is exchange-traded and another class is not, when one class is redeemable only in large aggregations and another is redeemable without limitation, or when one class is convertible into another but not vice-versa. It is important to note that the different trading, redemption, and conversion rights accorded Conventional Shares and ETF

Shares are necessary if the proposal is to have the desired benefits. ETF Shares will be tradable on an Exchange and redeemable only in large amounts to encourage short-term investors to conduct their trading activities in a vehicle that will not disrupt the investment management of the Fund. Similarly, allowing holders of Conventional Shares to convert into

ETF Shares provides such holders with a way to sell their shares in a manner that does not disrupt the investment management of the Fund. There is no reason to make Conventional

Shares tradable, and it would be counterproductive to facilitate the ability of short-term investors to disrupt the Fund by making ETF Shares individually redeemable or convertible into Conventional Shares that can be individually redeemed.

       b. Potential conflicts of interest resulting from different classes having different dividend declaration schedules. As previously noted, the Conventional Shares and ETF

Page 55 of 79 sequentially numbered pages (including exhibits)

Shares of Future Funds that are Daily Dividend Funds will have different dividend declaration schedules in that the Conventional Shares will declare dividends daily while the

ETF Shares will declare dividends monthly (although all share classes of those Funds will pay dividends monthly). As a result, dividends would accrue in the ETF Shares throughout the course of a month, causing a concomitant increase in the net assets of the ETF Shares,

until dividends were distributed at the end of the month. By contrast, dividends would not accrue in the Conventional Shares during the month (because they would be distributed every day) and there would be no increase in net assets. This has the potential to lead to cause three inequitable results. First, it could result in the inequitable allocation of income and capital gains because these items are allocated across share classes based on the relative net assets of the classes. Second, it could result in the inequitable allocation of voting power among the share classes, because voting power is also based on net assets (each shareholder of a fund,

regardless of class, is permitted one vote per dollar of net assets owned). Third, it could cause Conventional Shareholders and ETF Shareholders to experience slightly different tax treatment because, upon a sale of shares, dividends accrued in the Conventional Shares during the course of a month would be taxed at capital gains rates whereas dividends declared to ETF Shareholders would be taxed at ordinary income rates.

       In 2007, the Commission issued the Vanguard Bond Index ETF Order, which permits

Vanguard’s bond index funds, including bond index funds that are Daily Dividend Funds and whose Conventional and ETF Shares therefore have different dividend declaration schedules,

to issue a class of ETF Shares.70 In the Vanguard Bond Index ETF Application, the

_______________________________

70 See Part VI.C of the Bond Index ETF Application, cited supra footnote 6.

Page 56 of 79 sequentially numbered pages (including exhibits)

applicants (a) discussed in great detail a novel method of adjusting the net assets of each share class to ensure an equitable allocation of income and capital gains among all share classes; (b) presented an argument that the inequality of voting power would be so insignificant as to not justify an adjustment to net assets in the context of a proxy vote; and

(c) explained that the tax difference would be de minimis and in any event that tax treatment is not a “right” or “obligation” of the share class and therefore a difference in tax treatment does not contravene Section 18 or Rule 18f-3.

       The Commission accepted the arguments and analyses described in the Vanguard

Bond Index ETF Application and granted the requested relief. Applicants represent that VGI has been making the asset adjustment described in the application for more than three years and it has worked exactly as designed. Although the relief applies only to index ETFs and not to the active ETFs for which relief is sought herein, the arguments and analyses presented in the Vanguard Bond Index ETF Application regarding different dividend declaration schedules are equally applicable to index and active ETFs alike.

       In sum, Applicants believe that the difference in the dividend declaration schedules between the Conventional Shares and ETF Shares of a Future Fund that is a Daily Dividend

Fund is not inconsistent with the purposes underlying Section 18 because: (i) the net asset adjustment that will be applied will result in equitable allocations of income and capital gains among a Fund’s share classes, (ii) the inequality of voting power among the share classes is insignificant, and (iii) the difference in tax treatment is de minimis and in any event does not implicate Section 18 concerns.

       c. Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days. Although Conventional Shares and ETF Shares generally will

Page 57 of 79 sequentially numbered pages (including exhibits)

pay dividends on the same schedule, the payment date for Conventional Shares will be ex date while the payment date for ETF Shares will be approximately four days after ex date.

See Part III.H. Thus, while Conventional Shareholders who wish to reinvest their dividends will be able to do so on ex date, ETF Shareholders who wish to reinvest their dividends will not be able to do so until several days later. The delay between ex date and payment/reinvestment date is an inherent feature of all ETFs, whether stand-alone or part of a multiple-class structure, and regardless of whether an ETF Shareholder elects to reinvest dividends.

       As a result of the difference in when dividends are paid, Conventional Shareholders who reinvest will be continuously invested, while ETF Shareholders who reinvest will be

“out of the market” for four days with respect to the amount of the dividend. This difference will affect the relative performance of the classes because, during the four-day period when the dividend is out of the market, ETF Shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. In most cases, this economic difference is not expected to be significant.

       Whether or not the economic difference is significant, we do not believe that the performance difference between Conventional and ETF classes resulting from the different dividend payment schedules is inconsistent with the purposes underlying Section 18 of the

Act for the following reasons:

 ■ The performance difference does not consistently favor one class over the other.

     Because short-term market movements are almost equally likely to move up or down,

     the four-day payment delay experienced by ETF shareholders is as likely to help them as hurt them.

Page 58 of 79 sequentially numbered pages (including exhibits)

 ■ Section 18 does not guarantee equality of performance among different classes of the same fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to each class.

 ■ The use of different payment dates is a necessary consequence of the fact that ETF

     Shares are exchange-traded while Conventional Shares are not. The delay between ex date and payment date is an inherent feature of any ETF that investors must accept in order to obtain the other inherent features of the instrument, such as intra-day trading.

 ■ The delay between ex date and payment date cannot be avoided; it would exist whether a Vanguard ETF were structured as a separate share class of a multi-class fund or as a stand-alone clone fund. If the Commission were to deny relief to

     Applicants based on the fact that ETF Share distributions are out of the market for a few days each month while Conventional Shares are not, Applicants would have to offer actively managed ETFs through a stand-alone fund. This alternative would hurt investors because a stand-alone fund, as explained previously, would have a higher expense ratio and would not experience the same efficiencies in seeking to achieve its investment objective. Moreover, investors in the stand-alone fund would still experience the same delay between ex date and payment date. It would be utterly inconsistent with the public interest for the Commission to preclude Applicants from offering actively managed ETFs in a multi-class context and allow them to do so through an inferior stand-alone clone fund.

     4. Investor Confusion

     One of the concerns regarding multi-class arrangements is the potential for investor confusion. We believe the potential for confusion is very limited, in part because retail

Page 59 of 79 sequentially numbered pages (including exhibits)

investors will acquire Conventional Shares and ETF Shares through different channels. Most retail investors acquire Conventional Shares directly from Vanguard. By contrast, it is expected that most retail investors will acquire ETF Shares in secondary market purchases through brokers. It is unlikely, therefore, that investors will confuse the two. Moreover,

Applicants note that ETFs have been in existence for more than fifteen years, with many of these funds so popular that they consistently are among the highest volume securities on the

Exchange on which they trade. From all available evidence, it appears that investors are familiar with the concept of ETFs and understand the fundamental differences between them and conventional mutual funds. Thus, Applicants think the potential for confusion is very limited.

       Notwithstanding the limited potential for confusion, and the lack of evidence that investors are in fact confused, Applicants will take numerous steps to ensure that investors clearly understand the differences between a Fund’s Conventional Shares and ETF Shares.

 ■ Different products, different names: All references to the exchange-traded class of shares will use the generic term “ETF Shares” or a form of the trade name
       “Vanguard ETFs” rather than the fund name.71

 ■ Separate prospectuses: There will be separate prospectuses for ETF Shares and
       Conventional Shares.

 ■ Prominent disclosure in the ETF Shares prospectus: The cover and summary page of the ETF Shares Prospectus will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable.

 ■ No reference to Vanguard ETFs as a mutual fund investment: Vanguard ETFs will not be marketed as a mutual fund investment. Marketing materials may refer to Vanguard ETFs as an interest in an investment company or fund, but will not

_______________________________

71 The exchange-traded class of shares issued by the Vanguard Funds will be referred to collectively as Vanguard ETFs and individually by combining the Fund name with “ETF” e.g., Vanguard
Inflation-Protected Securities ETF. See also infra footnote 73.

Page 60 of 79 sequentially numbered pages (including exhibits)

       make reference to an “open-end fund” or “mutual fund”72 except to compare or contrast the ETF Shares with conventional mutual funds.73 Where appropriate, there may be express disclosure that Vanguard ETFs are not a mutual fund product.

 ■ Limitations on joint advertising: VMC will not advertise Conventional Shares and ETF Shares in the same advertisement or marketing material without including the following disclosures: (a) ETF Shares are not redeemable other than in Creation Unit aggregations; (b) ETF Shares, other than in Creation Unit aggregations, may be sold only through a broker, and the selling shareholder may have to pay brokerage commissions in connection with the sale; and (c) the selling shareholder may receive less than net asset value in connection with the sale of
       ETF Shares.

 ■ Disclosure regarding reinvestment of dividends: The Fund’s ETF Shares
       Prospectus will disclose that reinvestment of dividends (if elected) will not occur until approximately four days after ex date.

     Applicants believe that the efforts outlined above will ensure that every interested investor will understand clearly the differences between Conventional Shares and ETF

Shares.

       5. Legislative history of Section 18

Applicants assert that the relief requested from Sections 18(f)(1) and 18(i) is consistent with the legislative history of the Act. The legislative history of Section 18 references myriad abuses arising from an investment company’s issuance of multiple share

_______________________________

72 Notwithstanding this representation, marketing materials may reference the fact that, for example,
Vanguard Inflation-Protected Securities ETF is a share class of Vanguard Inflation-Protected
Securities Fund. This statement should not cause confusion because other information in those same marketing materials (see bullet point titled “Limitations on joint advertising”) will highlight the differences between ETF Shares and Conventional Shares issued by the same Fund.

73 If VMC publishes materials comparing and contrasting Conventional Shares and ETF Shares, we expect those materials to explain the relevant features of each class and highlight the differences between the two classes. The materials also may present Vanguard’s view of which share class is most appropriate for which types of investors. Depending on the context and what we believe will be most helpful to investors, in some cases ETF Shares may be compared and contrasted generally to traditional mutual fund shares, while in other cases ETF Shares of a particular fund may be compared and contrasted to Conventional Shares of the same fund.

Page 61 of 79 sequentially numbered pages (including exhibits)

classes. These abuses include excessive leverage, borrowings, issuance of preferred stock,

practices (including dividend practices) favoring management’s share classes over classes held by other shareholders, and dividend payments to common stockholders out of contributed capital (to the detriment of senior security holders). None of these abuses is relevant to Applicants’ proposal.

       That said, Applicants freely acknowledge – indeed, we emphatically agree with –

Congress’ view that the national public interest and the public interest of investors are adversely affected “when investment companies issue securities containing inequitable or discriminatory provisions,”74 and we note that Section 18 was intended to implement this policy. Moreover, Applicants agree that it would not be in the public interest for the

Commission to grant exemptive relief to any multiple class proposal that includes inequitable or discriminatory dividend practices.75

       We do not believe the proposed differences between the classes with respect to the payment of dividends are the sort of differences in payment of dividends that Congress sought to prohibit. The 1939 Investment Trust Study cites numerous examples of abusive practices associated with the issuance of senior securities. Two of these practices involved dividend practices. The first concerned the payment of dividends to common stock or a junior preferred stock out of contributed capital.76 The Commission deemed this practice abusive because it deprives preferred stockholders “of that margin of safety or ‘capital

_______________________________

74 Investment Company Act Section 1(b)(3).

75 Cf. Report of the Securities and Exchange Commission on Investment Trusts and Investment Companies at
1591 (1939) (“the disposition of assets by a company by way of dividends to any class of stock is of vital importance to all the other classes ”).

76 Id. at 1710-22.

Page 62 of 79 sequentially numbered pages (including exhibits)

cushion’ consisting of the [money] paid in by the common stock upon the existence of which the preferred stockholders rely in purchasing their stock.”77 The second abusive practice involving dividends concerned the payment of dividends to common stock or junior preferred stock out of capital gains.78 The Commission deemed this practice abusive because “if capital gains are distributed in the form of large dividends to junior securities, subsequent capital losses may have to be borne by the senior security holders.”79 Quite simply,

Applicants’ proposal does not involve the specific practices against which Congress was legislating when it enacted Section 18.

       Of course, the fact that Applicants’ proposal differs from the specific practices

Congress considered when enacting Section 18 does not mean that the proposal passes muster under Section 18. As noted above, the key is whether the proposal includes inequitable or discriminatory provisions. For the reasons set forth in the Application, we do not believe our proposal is either inequitable or discriminatory.

       The difference in the dates on which dividends are paid to Conventional and ETF

Shares is due solely to industry practice, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. As noted above in

Part III.I, the delay between ex date and payment date occurs for any ETF, whether it is a stand-alone fund or a separate share class of a multiple-class fund, and regardless of whether a shareholder elects to reinvest dividends. We acknowledge that the difference in when

_______________________________

77 Id. at 1710.

78 Id. at 1723-31.

79 Id. at 1723.

Page 63 of 79 sequentially numbered pages (including exhibits)

dividends are paid will affect the relative performance of the classes. However, as discussed above in Part VI.C.3, Applicants do not expect the economic difference to be significant.

Accordingly, we believe that the issuance of the ETF share class by the Funds as proposed is neither inequitable nor discriminatory, and therefore is consistent with the legislative history of Section 18.

     6. Summary of case for relief from Sections 18(f)(1) and 18(i)

       Applicants are requesting an exemption from Section 18(f)(1) and 18(i) that would allow the Funds to offer multiple share classes that include ETF Shares.

       In support of their request for relief from Section 18(i), which requires that all shares of a fund have equal voting rights, Applicants represent that they will comply in all respects with the provisions of Rule 18f-3 governing voting rights. These provisions are intended to confer equitable (though not equal) voting rights on different share classes. In conformity with the Rule, each share class of the Fund will have exclusive voting rights on any matter submitted to shareholders that relates solely to that class’ shareholder servicing and/or distribution arrangement, and will have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of another class.

Because the voting rights conferred on Fund shareholders conform with applicable legal requirements, Applicants contend that their request for relief from Section 18(i) of the Act is necessary and appropriate in the public interest and consistent with the protection of investors and with purposes fairly intended by the policy and provisions of the Act.

       In support of their request for relief from Section 18(f)(1), Applicants represent that they will comply in all respects with Rule 18f-3, except that (a) distribution expenses will not be allocated in accordance with the rule, and (b) Conventional Shares and ETF Shares will

Page 64 of 79 sequentially numbered pages (including exhibits)

have different rights with respect to redeemability and trading, may have different dividend declaration and payment dates, and may have different conversion rights. In Parts VI.C.2-4 above, Applicants explained that (a) the Funds will allocate distribution expenses in a manner that has been approved by the boards of the Funds and is consistent with the allocation methods previously approved by the Commission for distribution expenses; and (b) the different redemption, trading, dividend, and conversion features of Conventional Shares and

ETF Shares will not lead to any of the abuses Section 18 was designed to address.

     D. Section 22(d) and Rule 22c-1

     Section 22(d) of the Act provides that:

     No registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at a current public offering price described in the prospectus.

     Rule 22c-1 provides that:

     No registered investment company issuing any redeemable
     security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

     ETF Shares of the Funds will be listed on an Exchange and the Exchange Specialist will seek to maintain a market for such ETF Shares. Secondary market transactions in ETF

Shares will be effected at negotiated prices (generally the current bid/ask price quoted on the

Page 65 of 79 sequentially numbered pages (including exhibits)

Exchange), and not on the basis of NAV next calculated after receipt of any purchase or sale order. These transactions, therefore, will not be made at an offering price described in the prospectus, as required by Section 22(d), or at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

       The sale of ETF Shares at negotiated prices does not, in Applicants’ view, present the opportunity for any of the abuses that Section 22(d) and Rule 22c-1 were designed to prevent.

While there is little legislative history regarding Section 22(d), that section appears to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-

contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.80 Rule 22c-1 was intended to eliminate the riskless trading that Section 22(d) mitigated, but did not eliminate.81

       The first two purposes -- preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers -- would not seem to be relevant issues for secondary trading by dealers in ETF Shares of the Funds. Secondary market transactions in

ETF Shares will not dilute existing Fund shareholders because such transactions will not

_______________________________

80 See Protecting Investors: A Half Century of Investment Company Regulation, at 299-303 (1992);
Investment Company Act Release No. 13183 (April 22, 1983).

81 See Protecting Investors, supra, at 308.

Page 66 of 79 sequentially numbered pages (including exhibits)

directly or indirectly affect the Fund’s assets.82 Similarly, secondary market trading in ETF

Shares will not result in unjust discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such differences occur as a result of market forces, i.e., supply and demand. This discrimination is no more

“unjust” than the discrimination that occurs when one investor purchases Conventional

Shares at a higher price than another investor as a result of an increase in the NAV of the

Shares.

       With respect to the third purpose of Section 22(d) -- preventing the disruption of orderly markets -- Applicants assert that the proposed distribution system will be orderly.

There will be no “contract” vs. “non-contract” dealers. All dealers trading ETF Shares will be on an equal footing. The presence of the Exchange Specialist also helps to provide an orderly market. Arbitrage activity will ensure that the difference between the market price and NAV of ETF Shares remains narrow. Finally, to the extent Section 22(d) was intended to avoid disruption in the distribution system, it was designed to protect investment companies and their selling group dealers, not members of the investing public. Applicants have the right to waive that protection, and wish to do so.

       On the basis of the foregoing, Applicants believe (i) that the abuses Section 22(d) and

Rule 22c-1 were designed to address will not be present under Applicants’ proposal; and (ii)

that the relief requested is consistent with the standards set forth in Section 6(c).

_______________________________

82 All transactions that affect a Fund’s assets, such as transactions involving Conventional Shares and Creation Unit purchases and redemptions of ETF Shares, will be made in compliance with
Section 22(d) and Rule 22c-1.

Page 67 of 79 sequentially numbered pages (including exhibits)

Accordingly, Applicants request that the Commission grant their request for an order of exemption from Section 22(d) and Rule 22c-1.

     E. Sections 17(a)(1) and 17(a)(2)

       Pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Sections

17(a)(a) and 17(a)(20 of the Act. The exemption will allow persons who are affiliates of a

Fund by virtue of owning 5% or more, or more than 25%, of the Fund’s outstanding securities (or affiliated persons of such affiliated persons that are not otherwise affiliated persons of the fund) to effect purchases and redemptions of Creation Units in kind.83

       Section 17(a)(1) of the Act makes it unlawful for any affiliated person of a registered investment company,84 acting as principal, knowingly to sell any security or other property to such registered company (with certain exceptions not here relevant). Section 17(a)(2) of the

Act makes it unlawful for any affiliated person, acting as principal, knowingly to purchase any security or other property from such registered company (with one exception not here relevant). Section 2(a)(3)(A) and (C) of the Act define “affiliated person,” respectively, as any person who owns 5% or more of an issuer’s outstanding voting securities and any person who controls the fund. Section 2(a)(9) of the Act provides that a control relationship will be presumed where a person owns 25% or more of another person’s voting securities.

       Section 17(b) of the Act provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed

_______________________________

83 The relief requested from Section 17(a) does not extend to persons who are affiliates of the Fund for reasons other than those specified in the text. Applicants reserve the right, however, to seek such additional relief from
Section 17(a) sometime in the future.

84 As used herein, the term “affiliated person” includes a second tier affiliated person.

Page 68 of 79 sequentially numbered pages (including exhibits)

transaction are reasonable and fair and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act. Past applications have suggested the possibility that Section

17(b) may authorize the Commission to exempt from Section 17(a) only a one-time transaction, and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under Section 6(c) of the Act as well.85

Accordingly, relief from Sections 17(a)(1) and 17(a)(2) is requested under Section 6(c) as well as under Section 17(b).

       Although extremely remote, there is a theoretical possibility that a large institutional investor could end up owning (i) 5% or more of a Fund, making that person an affiliate of the

Fund pursuant to Section 2(a)(3)(A), or (ii) more than 25% of a Fund, making that person a control affiliate of the Fund pursuant to Section 2(a)(3)(C).86 Sections 17(a)(1) and 17(a)(2)

would prohibit that person from purchasing or redeeming Creation Units in kind, as such transactions would involve the purchase or sale of securities between a fund and a fund affiliate.

       Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) to permit an investor affiliated with a Fund solely through ownership as described above (an “Ownership

Affiliate”) to purchase ETF Shares directly from, or redeem ETF Shares directly with, the

_______________________________

85 See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

86 This possibility is remote because the Fund currently has assets of approximately $26 billion. To become a
5% holder of the Fund, an investor would have to acquire Fund shares valued at more than $1.5 billion. To become a control affiliate through 25% ownership, an investor would have to acquire Fund shares valued at approximately $8.7 billion.

Page 69 of 79 sequentially numbered pages (including exhibits)

Fund through in kind transactions.87 Applicants assert that no useful purpose would be served by prohibiting Ownership Affiliates from effecting in-kind purchases and redemptions of Creation Units.

       Applicants submit that the terms under which an Ownership Affiliate will effect in-

kind purchases and redemptions of Creation Units with a Fund, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching. All investors seeking to purchase or redeem Creation Units of the Fund, whether or not Ownership

Affiliates, will be treated alike. All such investors will transact at the Fund’s next calculated

NAV. In all cases, a security deposited into or redeemed from the Fund will be valued in the same manner, using the same standards, as that security is valued for purposes of calculating the Fund’s NAV. In all respects, Ownership Affiliates making in-kind purchases and redemptions will be treated no differently from non-affiliates making in-kind purchases and redemptions.

       Applicants further submit that the in-kind purchase or redemption of ETF Shares by an Ownership Affiliate on the terms discussed above is consistent with the policy of each

Fund as recited in its registration statement. Each Fund’s registration statement makes clear that purchases and redemptions of ETF Shares directly with the Fund, except in rare cases,

will be effected in kind and at the Fund’s next calculated NAV. Any investment by an

Ownership Affiliate in the Fund’s ETF Shares will be effected in accordance with the Fund’s investment restrictions and consistent with its investment objectives and policies. Finally,

_______________________________

87 If purchases and sales of ETF Shares of a Fund occur in the secondary market, relief from Section 17(a)
would not be necessary because the Fund would not be a party to the transaction. Similarly, if creations and redemptions are effected directly with a Fund for cash, relief from Section 17(a) also would not be necessary

Page 70 of 79 sequentially numbered pages (including exhibits)

Applicants submit, for all of the reasons discussed above, that the in-kind purchase or redemption of ETF Shares by an Ownership Affiliate is consistent with the general purposed of the Act.

I       n sum, Applicants believe that the relief requested from Sections 17(a)(1) and

17(a)(2) meets the standards of Section 17(b) in that the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policy of each Fund, and are consistent with the general purposes of the Act.

Applicants further believe that the relief requested from Sections 17(a)(1) and 17(a)(2) meets the standards of Section 6(c) in that the proposed transactions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VII. CONDITIONS OF RELIEF

       Applicants agree that the order of the Commission granting the requested relief will be subject to the following conditions:

       1. The requested order will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of an exchange-traded class of shares of actively managed funds.

       2. As long as a Fund operates in reliance on the requested order, its ETF Shares will be listed on an Exchange.

_______________________________
because paragraphs (1) and (2) of Section 17(a) contain exceptions for such transactions. The requested relief is intended to cover only in-kind transactions directly between a Fund and an Ownership Affiliate.

Page 71 of 79 sequentially numbered pages (including exhibits)

       3. The ETF Shares of a Fund will not be advertised or marketed as shares of an open-

end investment company or mutual fund. ETF Shares-related advertising material will prominently disclose that the ETF Shares are shares of an actively managed fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that ETF Shares are not individually redeemable and that holders of ETF Shares may acquire ETF Shares from the Fund and tender ETF Shares for redemption to the Fund in Creation Units only.

       4. On an annual basis, the board of trustees of each Fund, including a majority of

Disinterested Trustees, must determine, for each Fund, that the allocation of distribution expenses among the classes of Conventional Shares and ETF Shares in accordance with the

Multi-Class Distribution Formula is in the best interests of each class and of the Fund as a whole. Each Fund will preserve for a period of not less than six years from the date of a board determination, the first two years in an easily accessible place, a record of the determination and the basis and information upon which the determination was made. This record will be subject to examination by the Commission and its staff.

       5. Funds that offer a Conversion Privilege, for six years following the issuance of a

Fund’s ETF Shares, will (1) record and preserve any investor complaints or reports of confusion concerning the Conversion Privilege that are communicated to the Fund, VGI,

and/or VMC, and (2) record data tracking the number of investors that purchase a Fund’s

Conventional Shares and, within 90 days, convert those shares into ETF Shares. Each Fund that offers a Conversion Privilege will preserve this information in an easily accessible place,

and the information will be subject to examination by the Commission and its staff.

Page 72 of 79 sequentially numbered pages (including exhibits)

       6. The website for each Fund, which is and will be publicly accessible at no charge,

will contain the prior Business Day’s NAV and the Bid-Ask Price, and a calculation of the premium or discount of the Bid-Ask Price in relation to the NAV, on a per ETF Share basis,

for each Fund.

       7. VGI or any other entity engaged to provide advisory services to a Fund will not cause, directly or indirectly, any Authorized Participant (or any investor on whose behalf an

Authorized Participant may transact with a Fund) to acquire any Deposit Security for the

Fund through a transaction in which the Fund could not engage directly.

       8. On each Business Day, before the commencement of trading in ETF Shares on an

Exchange, each Fund will disclose on its website the identities and quantities of the Portfolio

Securities and other assets held by the Fund that will form the basis of the Fund’s calculation,

on a per ETF Share basis, of the NAV at the end of the Business Day.

       9. The Funds will comply with the asset segregation requirements set forth in

Investment Company Act Release No. 10666 with respect to any investments a Fund may make in futures, options, or swaps. If the Commission or its staff promulgates new rules for derivatives use by investment companies, the Funds will comply with those new rules.

VIII. CONCLUSION

For the reasons articulated above, Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the policies and purposes of the Act. Accordingly, Applicants request that a notice of the filing of this Application be published and that an order thereafter be issued granting the relief

Page 73 of 79 sequentially numbered pages (including exhibits)

requested herein, subject to the terms and conditions set forth herein, without the holding of a hearing thereon.

Applicants have caused this Application to be duly signed on their behalf on the 4th day of August, 2010.

VANGUARD BOND INDEX FUNDS
By:	/s/ F. William McNabb III
F. William McNabb III,
Chief Executive Officer and President

THE VANGUARD GROUP, INC.

By:	/s/ F. William McNabb III
F. William McNabb III,
Chief Executive Officer and President

VANGUARD MARKETING CORPORATION

By: /s/ Heidi Stam
Heidi Stam, Senior Vice President

Page 74 of 79 sequentially numbered pages (including exhibits)

EXHIBIT A-1

VERIFICATION

The undersigned states that he has duly executed the attached Application, dated
August 4, 2010, for and on behalf of Vanguard Bond Index Funds (the “Trust”) and The
Vanguard Group, Inc. (“VGI”); that he the Chief Executive Officer and President of the Trust
and VGI; and that all action by stockholders, trustees, directors, and other bodies necessary to authorize the undersigned to execute and file the Application has been taken. The undersigned further states that he is familiar with the Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ F. William McNabb III
F. William McNabb III

Page 75 of 79 sequentially numbered pages (including exhibits)

EXHIBIT A-2

VERIFICATION

The undersigned states that she has duly executed the attached Application, dated
August 4, 2010, for and on behalf of Vanguard Marketing Corporation (“VMC”); that she is
Senior Vice President of VMC; and that all action by stockholders, trustees, directors, and other bodies necessary to authorize the undersigned to execute and file the Application has been taken. The undersigned further states that she is familiar with the Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Heidi Stam
Heidi Stam

Page 76 of 79 sequentially numbered pages (including exhibits)

EXHIBIT A-3

AUTHORIZATION FOR
VANGUARD INFLATION-PROTECTED SECURITIES FUND,
A SERIES OF VANGUARD BOND INDEX FUNDS

Pursuant to the Agreement and Declaration of Trust of the Vanguard Bond Index
Funds (the “Trust”), the business of the Trust shall be managed by its Board of Trustees. At a meeting held on July 24, 2009, the Board of the Trust authorized and directed the Trust to file this Application on behalf of itself and one of its series, Vanguard Inflation-Protected
Securities Fund (the “Fund”). The resolutions of the Board to this effect are as follows:

     RESOLVED, that the Board authorizes Vanguard management to proceed with filing and negotiating a new exemptive application with the SEC that seeks to add an ETF share class to the Fund and represents that the Fund will be fully transparent;

     FURTHER RESOLVED, that the Board approves the modification of the Fund’s holdings disclosure policy to allow for daily disclosure of the Fund’s full holdings and; and

     FURTHER RESOLVED, that the Board authorizes Vanguard management to launch an ETF share class of the Fund, undertaking any legal or operational actions required to do so.

Attested:
By:	/s/ Natalie Bej
Natalie Bej, Assistant Secretary

Date: August 4, 2010

Page 77 of 79 sequentially numbered pages (including exhibits)

EXHIBIT A-4

AUTHORIZATION FOR
THE VANGUARD GROUP, INC.

       Pursuant to the By-Laws of The Vanguard Group, Inc. (“VGI”), the business of VGI shall be managed by its Board of Directors. At a meeting held on July 24, 2009, the Board authorized and directed VGI to execute and file this Application. The resolutions of the
Board to this effect are as follows:

       RESOLVED, that the Board authorizes Vanguard management to proceed with filing and negotiating a new exemptive application with the SEC that seeks to add an ETF share class to the Fund and represents that the Fund will be fully transparent;

Attested:
By:	/s/ Natalie Bej
Natalie Bej, Assistant Secretary

Date: August 4, 2010

Page 78 of 79 sequentially numbered pages (including exhibits)

EXHIBIT A-5

AUTHORIZATION FOR
VANGUARD MARKETING CORPORATION

Pursuant to the By-Laws of Vanguard Marketing Corporation (“VMC” or the
“Company”), the business of VMC shall be managed by its Board of Directors. At a meeting held on October 15, 2009, the Board authorized and directed VMC to execute and file this
Application. The resolution of the Board to this effect is as follows:

     RESOLVED, that the Board hereby authorizes the filing of an application for exemption with the Securities and Exchange Commission by officers of the Company and further authorizes and directs such officers to make any necessary amendments thereto, that would exempt the Company from certain provisions of the Investment
     Company Act of 1940 to the extent necessary to allow Vanguard Inflation-Protected
     Securities Fund to offer an exchange-traded class of shares.

Attested:

By:	/s/ Deborah McCracken
Deborah McCracken, Assistant Secretary
Date: August 4, 2010

Page 79 of 79 sequentially numbered pages (including exhibits)